On Our Mark. Get Ready.



# SANDERS MORRIS HARRIS

Annual Report 2009

Sanders Morris Harris is a leading independent wealth management firm focused on mass affluent and high net worth households.

The firm's longstanding philosophy of "investment in common" reflects its commitment to aligning its interests with those of its clients.



*left*
**Ric Edelman,** *President*

*right*
**George L. Ball,** *Chairman & CEO*

# To Our Shareholders

Like most financial services firms, Sanders Morris Harris benefited from dramatic market recovery in 2009. However, for Sanders Morris Harris, the bulk of the Company's progress was a result not of outside events, but initiatives of our own making.

For the year, Sanders Morris Harris had a loss from continuing operations of $5.2 million or $0.18 per share compared to a loss of $20.3 million or $0.75 per share in the prior year. Fourth quarter earnings rose to a profit of $3.1 million versus a loss of $58.3 million in the year earlier period. Revenue rose to $175.4 million, an increase of 2%. Cash provided by operating activities was $21.9 million. Our revenue and earnings from continuing operations before interest, taxes, depreciation, and amortization (EBITDA) are displayed on page 5. Of particular note was the growth in client assets from $8.6 billion at the end of 2008 to $11.3 billion at the end of 2009, a 31% increase.

Unlike many of our competitors who were overwhelmed by struggles and lost their way during the past two years, we took advantage of the tumultuous markets to reshape Sanders Morris Harris into a wealth management company. We now have an excellent balance between mass affluent and high net worth clients, and our top priority is expanding nationwide the $4.5 billion (client assets under management) Edelman Financial franchise. That expansion has begun successfully as outlined hereafter by capitalizing on the strong reputation the firm has developed in many of markets across the country.

In addition to Edelman Financial, our nine other wealth management companies added $288.4 million of client assets in 2009 and can grow even more rapidly in the years ahead. Households remember all too well the ravages of 2007 and 2008, and we think our conservative investment philosophies will be embraced for some time to come.

Our fourth quarter 2009 earnings demonstrate the progress we have made, with earnings from continuing operations, excluding net non-recurring profits, of $1.6 million. Market fluctuations make it unwise to look on this figure, or a higher one, as a given. However, we brought in net new client monies of $684 million in 2009, the result of marketing efforts reflecting what is, we think, the quality of the investment assistance we provide.

From many perspectives, the Company emerged from the financial crisis in better condition than all but a handful of our competitors. Rather than merely trying to survive during the unprecedented turmoil of the past two years, we repositioned Sanders Morris Harris as a wealth management firm, preparing us to thrive in the years ahead. Our 2009 accomplishments include:

- The sale of our primary capital markets units. We retain a 17.5% interest subject to call for $4 million in Madison Williams Capital LLC, the purchaser of those businesses, and have a note from them for $8 million.

- Ric Edelman became President of Sanders Morris Harris and increased his beneficial sharehold in the Company to 3.2 million shares, completing the alignment of his interests and those of the Company. Chairman George Ball is now also serving as Chief Executive Officer, and former Chief Executive Officer Ben Morris has become a Vice Chairman of the Board.

- We invested $35.5 million in the Edelman Financial businesses operating outside of metropolitan Washington D.C. We now own 76% of the entire Edelman Financial business, regardless of location. The legacy Edelman offices, which have $3.7 billion of client assets, are extremely strong and grew by 28% last year.

- The first six Edelman Financial offices in the New York metropolitan area were opened in September 2009 and thus far each office is performing at or ahead of plan. The lead flow, initial prospect meetings, client conversions, and assets under management are growing as anticipated. While we cannot yet claim proof of concept, the results to date are excellent.

- Additional expansion offices are slated for the New York and Washington D.C. markets, along with Boston, Chicago, Detroit, and Miami. The first four of these new offices opened in the first quarter, with 14 more planned for opening before the end of the year. Each office requires a capital expenditure of approximately $250,000 and has an estimated cumulative cash drain of $500,000 before turning cash flow positive, which is anticipated after 12 to 15 months. Although these costs will impact earnings over the short term, we believe this investment will add enormously to the firm's future net income. We believe each of these offices, generally staffed by two financial planners and two assistants, should generate over $500,000 of pre-tax earnings before overhead three years after establishment. The Company has ample cash available to make these investments, and we believe the sums are extremely modest relative to the likely earnings the new branches will produce over time.

Rather than merely trying to survive during the unprecedented turmoil of the past two years, we repositioned Sanders Morris Harris as a wealth management firm, preparing us to thrive in the years ahead.

- Funded debt, always conservative relative to our balance sheet and cash flow, was reduced from a mid-year high of $35 million to $20.2 million at the end of 2009. We closed the year with $41.9 million of cash and cash equivalents. We believe this places us in a strong financial position, with ample room to further expand our operating activities should opportunities arise. Overall, our tangible book value per share is $3.97, with a ratio of net cash to debt of two to one.

- Continuing our growth in the high net worth sector, we acquired 51% of Investor Solutions Group of California in January 2010. This highly respected wealth manager makes extensive use of the Edelman Managed Asset Program®, Edelman Financial's investment management program. We anticipate additional acquisitions as opportunities are identified, preserving our healthy diversified balance between mass affluent and high net worth clients.

- We sold our ownership interests in Salient Partners, L.P. and Endowment Advisers, L.P., and its affiliates, the manager of The Endowment Fund, for $93.1 million in August 2008. We paid $16 million for our interests in 2003 and had received $11.3 million in income over the intervening years prior to the sale. At the end of the year, we had receivables remaining of $79.1 million. The larger of these receivables is payable at 23.2% of the distributions from The Endowment Fund's management company or $12 million a year adjusted for inflation, whichever is greater, until the balance plus 6% per annum is paid. We do not believe the worth of this high quality asset is reflected in the valuation of Sanders Morris Harris. The Endowment Fund continues to perform well, and currently has over $5.2 billion in assets compared to $4.7 billion at the beginning of 2009.

- Our in-house asset management programs, which are utilized as portions of our wealth managers' client portfolios, performed well, as depicted on page 8. Particularly noteworthy were the results of SMH Capital Advisors, a high yield bond manager, whose assets under management rose 46% to $1.6 billion. Likewise Signet Healthcare raised an initial $106.4 million for its third fund, with additional branches expected. The previous Signet funds have shown a collective IRR of approximately 30%. Their managers are a skilled group.

- Steps preliminary to placing Concept Capital, our prime brokerage and institutional services affiliate, into its own broker-dealer were taken. During the year, Concept Capital added the prestigious Washington Research Group to its array of businesses. Concept's 2009 earnings were diminished by the transition costs of that unit. However, we think Concept Capital, which will be operated independently of Sanders Morris Harris once its broker-dealer application is approved, has an even brighter future with the inclusion of the Washington Research Group.

We are disappointed that our stock price in 2009 did not reflect the fact that we avoided the dilution and disaster that overwhelmed so many others in our industry. Neither has the stock reflected our new concentration of resources in wealth management, despite the bright prospects we believe this holds for our future. By generating healthy earnings, continuing our effective execution of the Edelman Financial growth plan, scaling up our high net worth activities, and honing our focus as a multi-line wealth manager, we hope to help investors better understand Sanders Morris Harris as it exists today.

In all, 2009 was a year of great progress for the Company despite a difficult environment. Sanders Morris Harris is now a full-fledged wealth management firm with an able and deep management team and staff. Our plans for the future are clear and well-formulated, and we will do everything in our power to maximize the firm's inherent earnings power.

With that, we hope to bring you a handsome return on your investment in the Company. We are enthusiastic about the years ahead and are determined to provide clients, shareholders, and employees with significant rewards from their association with Sanders Morris Harris.

# Financial Highlights

After a year of realignment to focus exclusively on wealth management, our plans for growth and profit aren't dependent on an economic turnaround. Rather, they hinge on good execution — and we are confident in our leadership and ability.

The two major sectors of our wealth management business, mass affluent and high net worth individuals, are primed for expansion through a combination of organic growth, recruitment, and acquisitions. In 2009, we saw substantial gains in both sectors.

**Client Asset Growth in 2009, by Sector**



Wealth Advisors
Wealth Managers
Mass Affluent
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
$0
(in billions of dollars)
'08
'09


Sanders Morris Harris Group is an extremely well-capitalized company. This exceptionally strong financial position gives us the ability to take advantage of opportunities as they arise.

**Revenue (from continuing operations) vs. EBITDA**



180
160
140
120
100
80
60
40
20
$0
(in millions of dollars)
Revenue
EBITDA
'07
'08
'09


**Cash and Cash Equivalents**



40
35
30
25
20
15
10
5
$0
(in millions of dollars)
'08
'09


**Funded Debt**



40
35
30
25
20
15
10
5
$0
(in millions of dollars)
May '09
Dec. '09

# Edelman Financial Services Expansion

In 2009, Edelman Financial, which serves the mass affluent and represents 30% of Sanders Morris Harris' revenue, delivered a number of significant firsts for the company as Edelman Financial's Chairman and Chief Executive Officer, Ric Edelman, also took on the role of President of Sanders Morris Harris.

**Edelman Financial's first expansion outside the Washington D.C. metropolitan area**

Responding to thousands of phone calls and emails from people throughout the country seeking financial guidance, Edelman Financial opened its first six offices outside the Washington D.C. metropolitan area in September. Edelman Financial added four offices in New York (Manhattan, Staten Island, Garden City and White Plains) and two in New Jersey (Saddle Brook and Short Hills). This expansion continued into the first quarter of 2010 with the opening of four additional offices in the D.C. and metropolitan New York areas.

**Record-breaking asset and client growth**

As investors sought trusted advice during the financial panic, Edelman Financial's assets under management and client base reached an all-time high of $4.5 billion and 13,000, respectively.

Edelman Financial's focus on education and information is an established draw to consumers in uncertain economic times.

## Ranked first in the country

Prestigious Wall Street weekly publication *Barron's* ranked Ric Edelman the number one independent financial advisor in the country, bringing the firm national recognition.

Additionally, Edelman Financial was recognized by three of the financial industry's top publications based on its assets under management, assets per client, percentage of business from retail investors, and overall industry ranking.

- *InvestmentNews* ranked Edelman Financial #8 on its list of "50 Largest Financial Planning Firms."
- Edelman Financial was ranked #30 on *Registered Rep.* magazine's prestigious list of "America's Top 100 Registered Investment Advisors."
- In its annual survey of Registered Independent Advisors, *Financial Advisor* magazine, a leading industry publication, ranked Edelman Financial #14 in total AUM.

## #1 Bestseller

As the face of Edelman Financial, Ric Edelman continued to increase brand awareness of the firm. His seventh book, *Rescue Your Money,* debuted in the #1 spot on *The Washington Post* bestseller list. On the heels of *Rescue Your Money,* Ric created and hosted the PBS Special "Rescue Your Retirement," which aired nationally. And Ric's previous bestseller, *The Lies About Money,* was named winner of an Excellence in Financial Literacy Education (EIFLE) Award — the second national award for the book.

As investor optimism continues to rebound, Edelman Financial looks to 2010 as a year of expansion, asset accumulation, and brand awareness.

# High Net Worth Expansion

Despite dramatic fluctuations in the market, the performance of Sanders Morris Harris' high net worth asset management firms was strong in 2009 as evidenced by the chart on the right. As a precursor to further expansion in 2010, we purchased 51% of InvestorSolutions Group of Huntington Beach, California. Our in-house asset management programs, which service our advisory businesses, also did well.

**In House Asset Management Program 2009 Performance**



(return on investment)
50
40
30
20
10
0%
'09
Sanders Opportunity Fund
Signet Healthcare Funds
SMH Private Equity Group
SMH Capital Advisors


Our in-house asset management programs, which are utilized as portions of our wealth managers' client portfolios, performed well.

**In House Asset Management Program Client Assets Under Management**

**Sanders Opportunity Fund**



(in millions of dollars)
120
100
80
60
40
20
$0
'08 '09


**Signet Healthcare Funds**



(in millions of dollars)
120
100
80
60
40
20
$0
'08 '09


**SMH Private Equity Group**



(in millions of dollars)
120
100
80
60
40
20
$0
'08 '09


**SMH Capital Advisors**



(in billions of dollars)
1.5
1.0
0.5
$0
'08 '09

# Looking into 2010

2009 was a year of transition as we focused on wealth management and readied Sanders Morris Harris for future success. In 2010 we will set forth to achieve the growth and profits we know are possible.

- Having divested ourselves of the primary capital markets units that do not complement our concentration on wealth management, we are well focused and well aligned for expansion.

- The sale of non-core businesses, including Salient Partners, L.P. and Endowment Advisors, L.P., continues to provide income that keeps the firm well capitalized and poised for growth.

- The continued opening of new offices in new geographic areas under the Edelman Financial brand represents one of the decade's best opportunities in the financial services industry.

- To build substantially on this success, we will seek to acquire other high-caliber practices and have set reserves in place to fund this mission. Initiatives to attract new broker-dealers and advisors who we feel will add to the success and profitability of Sanders Morris Harris are also underway. We are also working to attract new clients and assets to existing businesses and are preparing a significant marketing initiative for the year ahead.

# SMH at a Glance

**Capital Management Group**
Houston, TX

Provides individually customized wealth management and investment advisory services to high net worth clients, family offices, and institutional investors.

**Concept Capital**
New York, NY

Provides total solutions for global investment managers, offering a full suite of prime brokerage, fund administration, and real-time risk management services.

**Cummer/Moyers Financial Services**
Fort Worth, TX

Focuses on retirement and college planning and 401(k) rollover for retirees, business owners and executives, families, and high net worth family offices.

**Dickenson Group**
Cleveland, OH

Serves corporate and individual clients with life, disability, long-term care, and voluntary insurance programs, specializing in employee benefits communication and enrollment solutions.

**Don Sanders**
Houston, TX

Provides investment recommendations to some of America's most successful entrepreneurs, business owners, and executives. The $74 million (client assets under management) Sanders Opportunity Fund has a reputation for identifying uncommon values among relatively under followed companies.

**Edelman Financial Services**
Fairfax, VA

Among the largest and best-known financial planning and investment firms in the nation, with $4.5 billion in client assets under management. Ric Edelman was named the nation's #1 Independent Financial Advisor in 2009 by *Barron's*.

**Investor Solutions Group**
Huntington Beach, CA

Provides advice and recommendations to individuals and couples. The firm identifies client goals, works toward implementing specific strategies, and utilizes custom tailored investments for each client.

**The Juda Group**
Los Angeles, CA

Provides capital markets services (trading, sales, and research) to the institutional investment management community.

**Kissinger Financial Services**
Hunt Valley, MD

Helps families and individuals meet their goals for education, tax planning, retirement, and estate planning through comprehensive financial planning and investment management services.

**Leonetti & Associates**
Buffalo Grove, IL

Builds financial security for medical specialists, executives and retirees, delivering wealth management services integrated around each client's individual needs.

**Miller-Green Financial Group**
The Woodlands, TX

Provides retirement planning and investment advice to retirees, those retiring soon, and those committed to the planning process so they can eventually retire. The firm has $370 million under management, using a proactive style.

**Private Equity Group**
Houston, TX

Invests in small, high growth companies. $100,000 minimum investment, with no liquidity for three to five years.

**The Rikoon Group**
Santa Fe, NM

Specializes in multi-generational dynamics, the firm caters to the complete financial affairs of ultra-high net worth families, including customized portfolios of individual securities matched to each client's personality.

**Sanders Morris Harris**
Houston, TX

Provides traditional brokerage services to a wide variety of consumer and institutional clients.

**Select Sports Group**
Houston, TX

Provides contract/marketing representation and related services to professional athletes.

**Signet Healthcare Partners**
New York, NY

Manages three private equity funds focused on providing capital to expansion-stage companies engaged in specialty healthcare services.

**SMH Capital Advisors**
Fort Worth, TX

Manages two income and total return portfolios totaling $1.6 billion for high net worth individuals and institutions throughout the world.


SMH

SANDERS MORRIS HARRIS

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(mark one)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2009**

**or**

☐ **A TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File No. 000-30066**

# Sanders Morris Harris Group Inc.

**(Exact name of registrant as specified in its charter)**

| **Texas**<br>(State or other jurisdiction of<br>incorporation or organization) | **76-0583569**<br>(I.R.S. Employer<br>Identification No.) |
|---|---|
| **600 Travis, Suite 5800**<br>**Houston, Texas**<br>(Address of principal executive offices) | **77002**<br>(Zip code) |

**(713) 993-4610**
(Registrant's telephone number, including area code)

**Securities Registered Pursuant to Section 12(b) of the Act:**
**None**

**Securities Registered Pursuant to Section 12(g) of the Act:**
**Common Stock, $0.01 Par Value**
(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2009, the aggregate market value of the shares of Common Stock held by nonaffiliates of the registrant was $94.8 million. For purposes of this computation, all executive officers, directors and 10% beneficial owners of the registrant were deemed to be affiliates. Such determination is not an admission that such officers, directors, and beneficial owners are, in fact, affiliates of the registrant.

As of March 10, 2010, the registrant had 29,953,239 outstanding shares of Common Stock, par value $0.01 per share.

**DOCUMENTS INCORPORATED BY REFERENCE**

Information in the Registrant's definitive Proxy Statement pertaining to the 2010 Annual Meeting of Shareholders (the "Proxy Statement") to be filed with the SEC is incorporated herein by reference into Part III of this Report.

## SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES
## INDEX

### PART I



### PART II



### PART III



### PART IV

## PART I

### Item 1. Business

### General

Sanders Morris Harris Group Inc. ("SMHG" or "the Company") is a wealth management company. Through our subsidiaries and affiliates, we provide wealth management services to a wide range of investors. Our businesses include asset management activities, programs, and products to support our wealth managers. In addition, we offer a variety of trading, sales, and research services for institutional investors.

Our company was formed through the merger in January 2000 of Sanders Morris Mundy Inc., a Houston-based full-service investment bank, and Harris, Webb & Garrison, Inc., a Houston securities firm. In 2009, we made substantial progress in the execution of our strategy to move away from capital markets operations and focus on wealth management. Since 2000, the Company has evolved through both organic growth and strategic acquisitions. In the past ten years, we have:

- grown our client assets from approximately $3.2 billion to $11.3 billion;
- increased our wealth management staff from 56 to 336 employees;
- expanded our number of client accounts from 21,000 to 71,000; and
- expanded our geographic presence by growing from 11 offices in six states to 67 offices in 20 states and the District of Columbia.

We believe that our strategies have been successful. Our growth in client assets represents a compound annual growth rate of 12.7%. Our revenue has grown from $43.9 million in 2000 to $175.4 million in 2009, representing a compound annual growth rate of 15.5%.

We think that these operating results validate our operating strategies. Further, we believe we have in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with sufficient working capital, will enable us to leverage our operating platform to further increase our profitability and market share.

### Transition

In 2008 we made a strategic decision to focus our efforts and resources on the wealth management sector of the financial service industry and to exit certain of the businesses that we had historically operated. In furtherance of that decision to reshape our operations, we have completed three steps and are working on a fourth:

In August 2008, we entered into two agreements to dispose of our interest in Salient Partners, L.P. and Endowment Advisers, L.P. and its affiliates, which serve as investment advisor to The Endowment Registered Fund, L.P. and The Endowment TEI Fund, L.P. Pursuant to these two agreements, we are entitled to receive aggregate payments of approximately $93.1 million plus interest through September 2018. As of December 31, 2009, we had received payments of $14.0 million, and had a remaining balance of $79.1 million.

In May and December 2009, we completed transactions with Ric Edelman and the employees of Edelman Financial Services, LLC ("EFS") pursuant to which Mr. Edelman retained a 24% interest in Edelman Financial Center, LLC, and (i) we purchased an additional 66% interest in Edelman Financial Advisors, LLC., (ii) Edelman Financial Advisors, LLC was merged with EFS, and (iii) all cash and stock payments to Mr. Edelman and the employees of EFS as part of the acquisition were completed. As a result of these transactions, we have a 76% interest in all of the Edelman operations.

In December 2009, we completed a transaction pursuant to which we contributed our investment banking and certain of our institutional equity and fixed income trading operations (excluding The Juda Group and the Concept Capital division) to Madison Williams and Company, LLC, a new entity formed by a number of the managing directors of the investment banking group and two financial partners. We received a cash payment of $2.7 million and a note for

$8.0 million as part of this transaction and retain a 17.5% interest in Madison Williams Capital LLC, subject to call for $4.0 million.

In February 2010, we entered into an agreement with the principals of the Concept Capital division pursuant to which we agreed to contribute certain of the assets, properties, and other rights pertaining to the Concept Capital division, including the prime brokerage, research and capital markets, fund accounting and administration, and research library businesses, including the Washington Research Group to Concept Capital Markets, LLC and Concept Capital Administration, LLC, two new entities formed by the principals of the Concept Capital division. We will retain a 24% capital interest and 43.48% profit and loss interest in Concept Capital Markets, LLC and a 43.48% member interest in Concept Capital Administration, LLC. The terms of the transaction provide generally that we will retain 50% of the cash and cash equivalents held by the division at closing. Current members of management of the division will retain the remaining interests in the new entities. The transaction is expected to close following approval by the Financial Industry Regulatory Authority ("FINRA") of a new member application by Concept Capital Markets, LLC and a continuing membership application by Sanders Morris Harris Inc., which we anticipate will be in the second half of 2010.

**Our Products and Services**

Our firm is organized in three major client sectors.

*Mass Affluent*

Edelman Financial Services, LLC ("EFS") is our largest subsidiary. SMHG owns 76% of EFS. It is managed by our President, Ric Edelman. Although nearly 1,000 clients have invested more than $1 million with EFS, the business is centered on serving the mass affluent household; which we define as households with $50,000 to $1 million in investable assets. The average household account at EFS has client assets of $352,000. The core of the Edelman experience is personal financial planning and advice. Most investments are managed in the Edelman Managed Asset Program ("EMAP"). Through EMAP, investors get a professionally designed investment portfolio that provides a broad array of asset classes and market sectors — far greater diversification than they could normally obtain on their own. EMAP also offers dynamic security selection, strategic rebalancing, and an array of state-of-the-art client services, all for a single, fully disclosed annual fee, calculated as a percentage of client assets under management. Nearly 10,000 investors have placed $4.0 billion in EMAP, making it one of the largest and fastest-growing investment management programs in the nation.

*The Ric Edelman Show* provides listeners with comprehensive, educational financial advice — how to buy a home, pay for college, prepare for retirement, care for elders, get out of debt, and invest appropriately for their situation. The show is heard on more than two dozen radio stations, potentially reaching more than 56 million households.

In 2009, Ric Edelman was recognized by *Barron's* as the #1 Independent Advisor in the country. Through his best-selling books, nationally syndicated radio program, monthly newsletter, seminars, media appearances and websites, he has positively impacted the lives of millions of Americans.

Ric Edelman is also a #1 *New York Times* bestselling author. His books on personal finance include *Ordinary People, Extraordinary Wealth*; *The New Rules of Money; Discover the Wealth Within You; What You Need To Do Now; The Lies About Money;* the personal finance classic, *The Truth About Money;* and his newest book, *Rescue Your Money*. Collectively, more than 1 million copies of Ric's books are in print and have been translated into several languages. Ric also publishes a monthly newsletter and offers a comprehensive free financial education website at RicEdelman.com.

In all, EFS manages $4.5 billion in client assets for nearly 13,000 families. Its legacy business is in the Washington, D.C. metropolitan area, with 24 financial planners in three offices, predominantly in its Fairfax, Virginia headquarters. These offices have approximately 10,000 clients with $3.7 billion in client assets, and recorded revenue of $44.4 million in 2009, up 182% since 2005. It earned $9.1 million in 2009.

EFS opened its first six offices outside the Washington D.C. area in September, 2009. They are located in the New York City metropolitan area. Each office is designed to accommodate one to three financial planners plus support staff. A new office has an expected cash cost of approximately $250,000 and cash burn of approximately $500,000 before becoming cash flow positive, which is estimated to occur between the 12th and 15th month of operation.

EFS also has small direct response and outside advisor departments. Between them, they handle nearly 3,000 clients who have $719.4 million invested with the firm and recorded revenue of $7.6 million in 2009.

_High Net Worth_

Our high net worth business provides investment advisory, wealth and investment management, asset management and financial planning to high net worth and mass affluent individuals and institutions. We define high net worth clients as individuals who have in excess of $1 million in investable assets.

Each of our high net worth units generally focuses on a different portion of the wealth management business in terms of client type and location, asset and product type, and distribution channel. These business units are generally operated as individual businesses that market their products under our or their own brand name, with certain products offered through multiple external and internal distribution channels. Administrative and back office functions for most of these units are provided by the parent company. In addition, one or more of our executive officers serve on the board of directors or management committee of each of these business units.

Our high net worth business primarily earns revenue by charging fees for managing the investment assets of clients. Fees are typically calculated as a percentage of the value of assets under management and vary with the type of account managed, the asset manager, and the account size. We believe an asset-based fee structure helps align our interests with those of our clients, particularly as compared to a commission-based fee structure, which is based on the number and value of securities trades executed. Our wealth management business may also earn performance fees if the investment performance of the assets in the account meets or exceeds a specified benchmark during a measurement period. We also generate a substantial portion of revenue from a traditional, commission-based structure where we earn commissions on client purchase and sale transactions.

At December 31, 2009, our high net worth subsidiaries and affiliates had approximately $6.8 billion in client assets. Our high net worth revenue in 2009 was $48.9 million and pre-tax income from continuing operations was $16.4 million.

We have a number of affiliates in which we own an interest ranging from 50.1% to 100%. The larger of these are:

*Sanders Morris Harris Inc.* Sanders Morris Harris Inc. ("SMH"), member FINRA/Securities Investor Protection Corporation ("SIPC"), headquartered in Houston, Texas, provides wealth management services directly through its private client business and its affiliation with independent contractors who are members of the SMH Partners program. Its financial advisors (both internal and affiliated through SMH Partners) serve high net worth clients, many of whom have long-standing relationships with SMH. As a full service firm, SMH offers its clients wealth management financial advice relating to equity securities, bonds, underwritings in which we participate, private placements, mutual funds, defined contribution plans, wrap-fee programs, money market funds, insurance products, and tax, trust, and estate advice. At December 31, 2009, SMH had $3.8 billion in client assets in those channels.

*Kissinger Financial Services.* Kissinger Financial Services ("Kissinger"), a division of SMH based in Hunt Valley, Maryland, provides financial planning and investment management services to high net worth and mass affluent individuals. Kissinger derives revenue from fees charged to clients for the preparation of financial plans and for monitoring services and earns commissions and fees from investment and insurance products sold to clients. At December 31, 2009, Kissinger had approximately $314.1 million in client assets.

*The Rikoon Group, LLC.* The Rikoon Group, LLC ("Rikoon"), based in Santa Fe, New Mexico, provides wealth management services to high net worth individuals including financial and estate planning, investment management services, wealth education, and family retreats. Rikoon operates nationally with fee only investment counsel and also offers comprehensive family office services. At December 31, 2009, Rikoon had approximately $416.5 million in client assets. We own 75% of Rikoon.

*Leonetti & Associates, LLC.* Leonetti & Associates, LLC ("Leonetti"), a registered investment advisor based in Buffalo Grove, Illinois, provides fee-based investment advice for individuals and small businesses. Leonetti provides investment management and financial planning services to enhance client portfolios and help them reach their financial goals. At December 31, 2009, Leonetti had approximately $396.9 million in client assets. We own 50.1% of Leonetti.

*Miller-Green Financial Services, Inc.* Miller-Green Financial Services, Inc. ("Miller-Green"), a registered investment advisor based in The Woodlands, Texas provides financial, investment, retirement, and/or estate planning services to individuals and families. It does extensive pre-retirement planning for a variety of clients. At December 31, 2009, Miller-Green had approximately $273.2 million in client assets. We own 100% of Miller-Green.

*The Dickenson Group, LLC.* The Dickenson Group, LLC ("Dickenson"), based in Solon, Ohio, has extensive expertise in insurance planning for individuals, families, and businesses as well as employee benefits communications and estate planning. It serves a number of corporations, practices, and individuals. We own 50.1% of Dickenson.

*Select Sports Group Holdings, LLC.* Select Sports Group Holdings, LLC, ("SSG") and its affiliates, based in Houston, Texas, provide sports representation and management services to professional athletes, principally professional football players, in contract negotiation, marketing and endorsements, public relations, legal counseling, and related areas. SSG receives fees from its athlete clients for the representation and management services provided. Our SSG clients have access to our investment programs in the areas of stocks, bonds, private equity, and specialized investment vehicles. Additionally, we provide a deal-screening program that reviews the numerous investment opportunities offered to professional athletes. We own 50% of SSG.

*SMH Capital Advisors, Inc.* SMH Capital Advisors, Inc. ("SMH Capital Advisors"), a registered investment advisor located in Fort Worth, Texas, provides investment management services primarily related to high-yield fixed income securities. This business is also known by its previous name of Cummer/Moyers. At December 31, 2009, SMH Capital Advisors had approximately $1.6 billion in client assets. Its client assets had declined with the high-yield market's drop in 2007 and 2008, but rose 48% in 2009, reflecting that market's recovery. We own 100% of SMH Capital Advisors.

Additionally, SMH has organized 19 proprietary funds for the purpose of investing primarily in equity or equity-linked securities, interest-bearing debt securities, and debt securities convertible into common stock. These funds invest primarily in small to mid-capitalization companies, both public and private, that we believe are either significantly undervalued relative to their growth potential or that have substantial prospects for capital appreciation. Companies in which the funds invest represent a number of industries, including life sciences, energy, technology, and industrial services. We account for our interests in all of these funds using the equity method, which approximates fair value. At December 31, 2009, the 14 remaining proprietary funds had approximately $284.4 million in assets under management and committed capital.

*Institutional Services*

Our institutional businesses provide institutional brokerage, fixed income brokerage, and prime brokerage services to institutional customers.

*Institutional Equity.* Our institutional clients include a broad array of institutions throughout North America, Europe, and Asia, including banks, retirement funds, mutual funds, endowments, investment advisors, and insurance companies. Our institutional equity strategy is to provide broad based sales and trading services, together with equity research coverage focused on companies concentrated on technology. We provide our institutional clients with execution and trading services in both exchange-listed equity securities and equity securities quoted on Nasdaq. Commissions are charged on all institutional securities transactions based on rates formulated by us. We also distribute securities which we underwrite to those institutional clients. We have institutional equity operations in Los Angeles and New York.

*Concept Capital.* The Concept Capital division of SMH ("Concept Capital"), based in New York, which had 98 on staff as of December 31, 2009, provides prime brokerage services, research and capital markets trading, fund accounting and administration, and a research library through the Washington Research Group. We earn commission income on the securities transactions that we process, interest income from arranging financing for hedge funds on the platform, and fees for providing various administrative services. The profitability of this division is directly related to the volume of transactions that we process, borrowings of the funds, and the administrative services we provide to them.

Concept Capital also has asset management agreements with a number of individual third party asset managers to manage a portfolio of the Company's assets. The Company shares in the profits or losses of these accounts and receives the commissions generated in them. The accounts are designed to diversify the aggregate risks, thus limiting potential losses or gains. Most of the accounts have escrow deposits held with the related clearing broker to insulate the

Company from trading losses. We have procedures in place to monitor trading to ensure that in the event that any escrow deposits are depleted by a manager, activity is suspended.

In 2009, revenue from our institutional services business was $65.8 million and the pre-tax loss from continuing operations was $361,000. As noted above, our plan is to spin-off Concept Capital into a stand alone operation in which we will retain a minority interest.

**Industry Trends**

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

- consolidation among firms offering financial products and services;
- continued and substantial growth in the high net worth and mass affluent markets;
- increasing acceptance of alternative investments by many high net worth, mass affluent, and institutional investors; and
- increased demand by investors for unbiased advice.

**Our Strengths**

The ongoing consolidation trend in the financial services industry has provided us access to many highly skilled professionals who have chosen to be part of a smaller yet sophisticated firm that has flexibility and preserves an entrepreneurial environment when providing financial services to clients. We attribute our success and distinctiveness not only to our highly skilled professionals but also to the following strengths:

- *Focus on Growing High Net Worth and Mass Affluent Markets.* We offer financial products and services designed to benefit both high net worth and mass affluent individuals. We believe that there is a particularly significant opportunity in providing products and services to the large and growing mass affluent market.

- *Highly Regarded Distribution Network and Investment Managers.* Our wealth management business includes SMH, Edelman, SMH Capital Advisors, Kissinger, Rikoon, Dickenson, Leonetti, and Miller-Green, each of which benefits from a sound regional reputation. Moreover, our wealth advisors and asset managers include Ric Edelman, the founder of Edelman and our largest shareholder, named to *Barron's* 100 Top Financial Advisors six times (2004 - 2009), SMH Capital Advisors, a No. 1 ranked firm in 2005 and 2006 by Nelson's *World's Best Money Managers*, and Don Sanders, our Vice Chairman, who has more than 45 years of investment experience and is well-known and regarded in the Southwest.

- *Regional and Industry Focus.* We are a full-service regional financial services company based in Texas with 67 offices in 20 states and the District of Columbia and have achieved a strong brand recognition and sound reputation in the Southwest. Our presence in Texas allows us to focus our investment and financial advisory efforts on industries that have established markets in Texas and the Southwest, including energy, health care, environmental, technology, financial and business services, retail and consumer products, and media and communications. We believe that our focus on these industries has allowed us to develop a level of industry expertise that distinguishes us from many of our competitors.

- *Alignment of Interests.* Where suitable and permissible, we and members of our executive management frequently invest in the same investment opportunities as our clients, which creates a financial identity of interest and trust among our senior management, our clients, and us. We believe that by creating these wealth partnerships with our clients, we and our executives solidify our client relationships by validating the quality of the products and services that we offer. We also believe that our unbiased offering of a broad range of both proprietary and external investment products and our increasing use of an asset-based fee structure further align our interests with those of our wealth management clients.

- *Proven Management Team.* Our executive management averages more than 30 years of experience in the financial services industry and provides senior level management to every aspect of our business. Our executive management is supported by a core team of professionals who also have significant experience in the financial services industry. Their collective experience has resulted in a large network of both leaders of corporations and institutions and affluent investors with whom our executive management has developed extensive relationships.

We strengthen these relationships further by providing our clients personalized service, senior level attention, and access to other areas of our business.

**Our Strategy**

We believe there is an uncommon opportunity for a high quality wealth management firm that can tailor its product and service offerings to fit the needs of its individual, corporate, and institutional clients. Further, we believe we have put in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with sufficient working capital, will enable us to leverage our operating platform to further increase our profitability and market share. Specifically, we intend to:

- *Capitalize on Growth of Our Target Markets by Expanding Our Wealth Management Business.* We intend to take advantage of favorable demographic trends to continue to expand our wealth management business by:

  - continuing to gather client assets through internal growth, expansion of external distribution channels, and acquisitions;
  - continuing to add additional experienced and productive wealth managers and wealth advisors;
  - marketing the skills of our wealth management professionals to our other business areas; and
  - continuing to develop, market, and invest in our proprietary funds.

  We have increased our client assets and expanded our product offerings through the acquisitions of Edelman in 2005, Rikoon in 2007, and Leonetti and Miller-Green in 2008. At December 31, 2009, Edelman's client assets were $4.5 billion, Rikoon's client assets were $416.5 million, Leonetti's client assets were $396.9 million, and Miller-Green's client assets were $273.2 million.

- *Supplement Internal Growth with Strategic Acquisitions.* We plan to actively pursue opportunities to acquire all or a significant portion of other complementary wealth management businesses to gain access to additional proprietary products to offer our high net worth, mass affluent, and institutional clients, to gain access to new clients, to increase our assets under management or advisement, and to expand our geographic base. We believe that attractive acquisition opportunities exist, particularly among smaller, specialized regional financial services firms that want to affiliate with a larger company while still retaining their identity and entrepreneurial culture. Since 2000, we have acquired or gained control of 14 significant firms with products and services that we believe complement or expand our client base and the services and products that we provide. In addition, we believe that the ongoing consolidation trend in the financial services industry will allow us to continue to hire proven financial professionals who prefer the culture and opportunities inherent in an innovative regional firm such as ours.

**Marketing**

While we believe cross-selling opportunities exist among our various businesses based on the relationships developed by the individual companies, each major subsidiary has its own branding identity subject to an overall Sanders Morris Harris Group umbrella.

SMH markets through its 41 offices and through 26 offices of independent registered representatives who are affiliated with SMH through SMH Partners. SMH targets its client groups through financial advisor relationships, mailings, telephone calls, in-person presentations, and firm-sponsored workshops. Due to the nature of its business, its regional name recognition, and the reputation of its management, business is obtained through referrals from existing clients, corporate relationships, investment bankers, or initiated directly by the client, as well as through senior level calling programs.

Edelman conducts its marketing efforts through media channels designed to educate individuals on the subject of personal finance. Ric Edelman hosts a nationally syndicated weekly radio program in the Washington, D.C. area and in 25 other markets. Ric Edelman also publishes a monthly newsletter, and is the author of seven books plus video and audio educational programs designed to help people achieve their financial goals.

SMH Capital Advisors focuses its marketing and business development efforts on specific client groups through consultants, mailings, telephone calls, and multi-media client presentations. Kissinger conducts its marketing and business development primarily through referrals from existing clients and other professionals (i.e., accountants and attorneys) and sponsored or co-sponsored workshops and seminars. The seminars are sponsored by Kissinger, local employers, government agencies, and local colleges and universities.

Existing and potential clients can also gain a variety of information about our firm and the services we provide through the Internet websites for our various businesses. The information on those websites is not a part of this Annual Report on Form 10-K.

**Competition**

The wealth management and institutional services businesses are highly competitive. The principal competitive factors influencing our businesses are:

- expertise and quality of the professional staff;
- reputation in the marketplace;
- existing client relationships;
- ability to commit capital to client transactions;
- mix of market capabilities; and
- quality and price of our products and services.

We compete directly with many other national and regional full service financial services firms and, to a lesser extent, with discount brokers, investment banking firms, investment advisors, broker-dealer subsidiaries of major commercial bank holding companies, and other companies offering financial services in the U.S., globally, and through the Internet. We also compete for wealth management services with commercial banks, private trust companies, sponsors of mutual funds, insurance companies, financial planning firms, venture capital, private equity and hedge funds, and other wealth and asset managers. We believe that our principal competitive advantages include our regional and industry focus, focus on the growing high net worth and mass affluent markets, highly regarded distribution network and investment managers, ability to cross-sell our products, creating wealth partnerships with our clients, and proven management team.

The financial services industry has become considerably more concentrated as many securities firms have either ceased operations or been acquired by or merged into other firms. Many of these larger firms have significantly greater financial and other resources than we do and can offer their customers more product offerings, lower pricing, broader research capabilities, access to international markets, and other products and services we do not offer, which may give these firms a competitive advantage over us.

During 2008 and 2009, many of our largest competitors were materially negatively affected by the global financial crisis. Certain of our larger competitors ceased to do business, while others merged, obtained substantial government assistance, and changed their business models and regulatory status, including becoming bank holding companies. It is likely that the companies that survive will remain competitors and that they will continue to have resources and product offerings that will continue to have a competitive impact on us.

As we seek to expand our wealth management business, we face competition in the pursuit of clients interested in our services, the recruitment and retention of wealth management professionals, and the identification and acquisition of other wealth management firms that can be integrated into our group.

**Government Regulation**

The securities industry is one of the nation's most extensively regulated industries. The U.S. Securities and Exchange Commission ("SEC") is responsible for the administration of the federal securities laws and serves as a supervisory body over all national securities exchanges and associations. The regulation of broker-dealers has to a large extent been delegated by the federal securities laws to Self Regulatory Organizations ("SROs"). These SROs include, among others, all the national securities and commodities exchanges and the FINRA (formerly the NASD). Subject to approval by the SEC and certain other regulatory authorities, SROs adopt rules that govern the industry and conduct periodic examinations of the operations of our broker-dealer subsidiary. Our broker-dealer subsidiary is registered in all

50 states, Puerto Rico, and the province of Ontario, Canada and is also subject to regulation under the laws of these jurisdictions.

As a registered broker-dealer, SMH, our brokerage subsidiary, is subject to certain net capital requirements of Rule 15c3-1 under the Exchange Act. The net capital rules, which specify minimum net capital requirements for registered broker-dealers, are designed to measure the financial soundness and liquidity of broker-dealers. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by other regulatory bodies, and ultimately may require its liquidation. Further, a decline in a broker-dealer's net capital below certain "early warning levels", even though above minimum capital requirements, could cause material adverse consequences to the broker-dealer.

As registered investment advisors under the Investment Advisers Act of 1940, SMH, SMH Capital Advisors, Edelman, Rikoon, Leonetti, Miller-Green, and certain other subsidiaries are subject to the requirements of regulations under both the Investment Advisers Act and certain state securities laws and regulations. Such requirements relate to, among other things, (1) limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, (2) record-keeping and reporting requirements, (3) disclosure requirements, (4) limitations on principal transactions between an advisor or its affiliates and advisory clients, and (5) general anti-fraud prohibitions.

Additional legislation, changes in rules promulgated by the SEC and SROs, or changes in the interpretation or enforcement of existing laws and rules may directly effect the mode of our operation and profitability.

**Employees**

At December 31, 2009, we had 540 employees. Of these, 20 are in institutional sales and trading, 9 are in securities analysis and research, 98 are in prime brokerage services, 329 are in investment management, 28 are in systems development, 7 are in sports representation and management, and 49 are in accounting, administration, legal, compliance, and support operations. None of our employees are subject to collective bargaining agreements. We believe our relations with our employees generally are good.

**Available Information**

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, are made available free of charge on our internet website, www.smhgroup.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Additionally, we make available on our website and in print upon request of any shareholder to our Chief Financial Officer, a number of our corporate governance documents. These include: the Audit Committee charter, the Nominating and Corporate Governance Committee charter, and the Business Ethics Policy for Employees. Within the time period required by the SEC and the Nasdaq Stock Market, we will post on our website any modifications to any of the available documents. The information on our website is not incorporated by reference into this report.

Our Chief Financial Officer can be contacted at Sanders Morris Harris Group Inc., 600 Travis, Suite 5800, Houston, Texas 77002, telephone: (713) 224-3100.

**Item 1A. Risk Factors**

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal, and regulatory risks. In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating our business and future prospects. The risk factors described below represent what we believe are the most significant risk factors with respect to us and our business. In assessing the risks relating to our business, investors should also read the other information included in this Form 10-K, including the Consolidated Financial Statements and Notes thereto and "Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations – *Special Cautionary Notice Regarding Forward-Looking Statements*."

## Risks Relating to the Nature of Our Business

***Difficult market conditions have adversely affected the financial services industry and could adversely affect us.***

The financial services industry experienced unprecedented change and volatility in 2008 and 2009. Since 2008, several large securities, insurance, and financial firms in the U. S. and elsewhere have failed outright or have been acquired by other financial institutions, often in distressed sales. Others received substantial government assistance and in certain cases continue to operate with substantial government assistance and oversight. Concern about the stability of financial markets and the strength of counterparties has caused many traditional sources of credit, such as banks, securities firms, and insurers, as well as institutional and private investors, to reduce or cease providing funding to borrowers. Although financial markets stabilized during 2009, reflecting substantial efforts by the U.S. and other governments to restore confidence and recapitalize major financial institutions, it is not possible to predict the extent to which such measures will prove successful.

The economic uncertainties affecting the financial industry or worsening of current conditions may cause us to face some or all of the following risks:

- We may experience losses in securities trading activities or as a result of write-downs in the value of securities that we own as a result of deteriorations in the businesses or creditworthiness of the issuers of such securities.

- Declines in stock prices and trading volumes could result in declines in commission income, margin interest revenue, asset management and service fees that could adversely affect our profitability.

- Our opportunity to act as underwriter or placement agent in equity and debt offerings could be adversely affected by competing government sources of equity or by volatile equity or debt markets.

- Our plans for expansion of our client base or the services we provide may be delayed or impaired.

- As an introducing broker to clearing firms, we are responsible to the clearing firms and could be held liable for the defaults of our customers, including losses incurred as the result of a customer's failure to meet a margin call. Although we review credit exposure to specific customers, default risk may arise from events or circumstances that are difficult to detect or foresee. When we allow customers to purchase securities on margin, we are subject to risks inherent in extending credit. This risk increases when a market is rapidly declining and the value of the collateral held falls below the amount of a customer's indebtedness. If a customer's account is liquidated as the result of a margin call, we are liable to our clearing firm for any deficiency.

- Competition in our sales and trading businesses could intensify as a result of the increasing pressures on financial services companies and larger firms competing for transactions and business that historically would have been too small for them to consider.

- Our industry could face increased regulation as a result of legislative or regulatory initiatives, and the responsibilities of the SEC and other federal agencies may be reallocated. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

- Government intervention may not succeed in stabilizing the financial and credit markets and may have negative consequences for our business.

If one or more of the foregoing risks occurs, we could experience an adverse effect, which may be material, on our business, financial condition, and results of operations.

***Lack of sufficient liquidity or access to capital could impair our business and financial condition.***

Historically, we have satisfied our need for funding from internally generated funds, sales of shares of our common stock to our employees and to the public, and a credit facility with a financial institution. As a result of the low level of leverage that we have traditionally employed in our business model, we have not been forced to significantly curtail our business activities as a result of lack of credit sources and we believe that our capital resources are currently sufficient to continue to support our current business activities. In the event existing financial resources did not satisfy our needs, we might have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as our financial condition and results of operations, the availability of acceptable collateral, market conditions, the general availability of credit, the volume of trading activities, and the overall availability of credit to the financial services industry.

***The soundness of other financial institutions could adversely affect us.***

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the receivable due us. Any such losses could be material and could materially and adversely affect our business, financial condition, and results of operations.

***The wealth management and institutional services industries are highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected.***

The financial services business is highly competitive, and we expect it to remain so. The principal competitive factors influencing our wealth management and institutional services businesses are:

- the experience and quality of the professional staff;
- reputation in the marketplace;
- existing client relationships; and
- mix of market capabilities.

We compete directly with many other national and regional full service financial services firms and, to a lesser extent, with discount brokers, investment banking firms, investment advisors, broker-dealer subsidiaries of major commercial bank holding companies, and other companies offering financial services in the U.S., globally, and through the Internet. We also compete for wealth management services with commercial banks, private trust companies, sponsors of mutual funds, insurance companies, financial planning firms, venture capital, private equity and hedge funds, and other wealth managers.

We are a relatively small firm with 540 employees as of December 31, 2009, and total revenue of $175.4 million in 2009. Many of our competitors have greater personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of products and distribution outlets for their products, larger customer bases, and greater name recognition. These larger and better capitalized competitors may be better able to respond to changes in the wealth management and institutional services industries, to finance acquisitions, to fund internal growth, and to compete for market share generally. In addition to competition from firms currently in the securities business, there has been increasing competition from other firms offering financial services, including automated trading and other services based on technological innovations.

Increased pressure created by current or future competitors, individually or collectively, could materially and adversely affect our business and results of operations. Increased competition may result in reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors.

Competition also extends to the hiring and retention of highly skilled employees. A competitor may be successful in hiring away an employee or group of employees, which may result in our losing business formerly serviced by them. Such competition can also raise our costs of hiring and retaining the key employees we need to effectively execute our business plan.

If we are unable to compete effectively, our business, financial condition, and results of operations will be adversely affected.

***We may experience reduced revenue due to downturns or disruptions in the securities markets that reduce market volumes, securities prices, and liquidity, which can also cause counterparties to fail to perform.***

The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including:

- the risk of trading losses;
- losses resulting from the ownership or underwriting of securities;
- counterparty failure to meet commitments;
- customer, employee, or issuer fraud;
- errors and misconduct;
- failure in connection with the processing of securities transactions; and
- customer litigation.

We are a wealth management and institutional services firm and changes in the financial markets or economic conditions in the U.S. and elsewhere in the world could adversely affect our business in many ways. The securities business is directly affected by many factors, including market, economic, and political conditions; broad trends in business and finance; investor sentiment and confidence in the financial markets; legislation and regulation affecting the national and international business and financial communities; currency values; inflation; the availability and cost of short-term and long-term funding and capital; the credit capacity or perceived creditworthiness of the securities industry in the marketplace; the level and volatility of equity prices and interest rates; and technological changes. These and other factors can contribute to lower price levels for securities and illiquid markets.

This market downturn could result in lower prices for securities, which may result in reduced management fees calculated as a percentage of assets managed. The market downturn could also lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenue we receive from commissions and spreads. Fluctuations in market activity could impact the flow of investment capital into or from assets under management and advisement and the way customers allocate capital among money market, equity, fixed income, or other investment alternatives, which could negatively impact our wealth management business. In periods of low volume or price levels, profitability is further adversely affected because certain of our expenses remain relatively fixed.

Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, which could make it difficult for us to sell securities, hedge securities positions, and invest funds under management. Market declines could also increase claims and litigation, including arbitration claims from customers.

We are also subject to risks inherent in extending credit to the extent our clearing brokers permit our customers to purchase securities on margin. The margin risk increases during rapidly declining markets when collateral values may fall below the amount our customer owes us. Any resulting losses could adversely affect our business, financial condition, and results of operations.

***There are market, credit and counterparty, and liquidity risks associated with our market making, principal trading, merchant banking, and arbitrage activities. We may experience significant losses if the value of our marketable security positions deteriorates.***

We conduct principal trading, market making, merchant banking, and arbitrage activities for our own account, which subjects our capital to significant risks. These activities often involve the purchase, sale, or short sale of securities as principal in markets that are characterized as relatively illiquid or that may be susceptible to rapid fluctuations in liquidity and price. Current unfavorable market conditions could limit our resale of purchased securities or the repurchase of securities sold short. These risks involve market, credit and counterparty, and liquidity risks, which could result in losses for us. Market risk relates to the risk of fluctuating values and the ability of third parties to whom we have extended credit to repay us. Credit and counterparty risks represent the potential loss due to a client or counterparty failing to perform its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect illiquid investments. In any period we may experience losses as a result of price declines, lack of trading volume, or lack of liquidity.

In our merchant banking, wealth management, and other activities, we may have large concentrations in securities of, or commitments to, a single issuer or issuers engaged in a specific industry. These concentrations increase our exposure to market risks.

***Our business depends on the services of our executive officers, senior management, and many other skilled professionals and may suffer if we lose the services of our executive officers, senior management, or other skilled professionals.***

We depend on the continuing efforts of our executive officers and senior management. That dependence may be intensified by our decentralized operating strategy. If executive officers or members of senior management leave us, our business or prospects could be adversely affected until we attract and retain qualified replacements.

We derive a substantial portion of our revenue from the efforts of our financial services professionals. Therefore, our future success depends, in large part, on our ability to attract, recruit, and retain qualified financial services professionals. Demand for these professionals is high and their qualifications make them particularly mobile. These circumstances have led to escalating compensation packages in the industry. Up front payments, increased payouts, and guaranteed contracts have made recruiting these professionals more difficult and can lead to departures by current professionals. From time to time we have experienced, and we may in the future experience, losses of wealth management, sales and trading, and research professionals. Departures can also cause client defections due to close relationships between clients and the professionals. If we are unable to retain our key employees or attract, recruit, integrate, or retain other skilled professionals in the future, our business could suffer.

We have a number of investment advisor affiliates, including Edelman, Rikoon, SMH Capital Advisors, Kissinger, Dickenson, Leonetti, and Miller-Green, which were founded by and are identified with one individual. The departure, death, or disability of that individual could result in the loss of clients and assets under management.

We generally do not have employment agreements with our senior executive officers or other professionals. We attempt to retain our employees with incentives such as the issuance of our stock subject to continued employment. These incentives, however, may be insufficient in light of increasing competition for experienced professionals in the securities industry, particularly if our stock price declines or fails to appreciate sufficiently to be a competitive source of a portion of a professional's compensation.

***Litigation and potential securities laws liabilities may adversely affect our business.***

Many aspects of our business involve substantial risks of liability, litigation, and arbitration, which could adversely affect us. As a normal part of our business, we are from time to time named as a defendant or co-defendant in civil litigation and arbitration proceedings and as a subject of regulatory investigations arising from our business activities as a financial services firm. Some of these proceedings involve claims for substantial amounts of damages, based on allegations such as misconduct by us or our failure to properly supervise our wealth management advisors, bad investment advice, unsuitable investment recommendations or excessive trading in a client's account by our wealth management advisors, materially false or misleading statements made in connection with securities offerings and other transactions, the advice we provide to participants in corporate transactions, and disputes over the terms and conditions of complex trading arrangements. The risks of liability, litigation, and arbitration often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time. In view of the inherent difficulty of predicting the outcome of legal and regulatory proceedings, particularly where the plaintiffs or regulatory authorities seek substantial or indeterminate damages or fines or where novel legal theories or a large number of parties are involved, we cannot state with confidence what the eventual outcome of currently pending matters will be or what the timing of the ultimate resolution of these matters will be. Depending on our results for a particular period, an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved. See "Item 3. – Legal Proceedings".

***Poor investment performance, in either relative or absolute terms, may reduce the profitability of our wealth management business.***

In 2009, our wealth management revenue was $100.9 million, accounting for 57.6% of our total revenue. We derive our revenue from this business primarily from management fees that are based on committed capital, assets under management or advisement, and incentive fees, which are earned if the return of our proprietary funds exceeds certain threshold returns. Our ability to maintain or increase assets under management or advisement is subject to a number of factors, including investors' perception of our past performance, in either relative or absolute terms, market or economic conditions, and competition from other fund managers.

Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management business. Poor investment performance could reduce our revenue and impair our growth in a number of ways:

- existing clients may withdraw funds from our wealth management business in favor of better performing products;
- our incentive fees could decline or be eliminated entirely;
- asset-based advisory fees could decline as a result of a decrease in assets under management;
- our ability to attract funds from existing and new clients might diminish;
- firms with which we have business relationships may terminate their relationships with us; and
- our wealth managers and investment advisors may depart, whether to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our wealth management and investment advisors and the particular investments that they make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenue and profitability of our wealth management business will likely be reduced and our ability to attract new clients and funds will likely be impaired.

Our wealth management clients can terminate their relationships with us, reduce the aggregate assets under management or advisement, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, inflation, changes in investment preferences of clients, changes in our reputation in the marketplace, changes in management or control of clients or third party distributors with whom we have relationships, loss of key investment management personnel or wealth advisors, and financial market performance.

***We may experience substantial fluctuations in our operating results from period to period due to the nature of our business and therefore fail to meet profitability expectations.***

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors. These factors include:

- levels of assets under our management;
- the number of institutional and retail brokerage transactions and the commissions we receive from those transactions;
- changes in the market valuations of investments held by proprietary investment funds that we organize and manage and of companies in which we have invested as a principal;
- the timing of recording of wealth management fees and special allocations of income, if any;
- the realization of profits and losses on principal investments;
- variations in expenditures for personnel, consulting, accounting, and legal expenses;
- expenses of establishing any new business units, including marketing and technology expenses; and
- changes in accounting principles.

***We depend on proprietary and third party systems, so a systems failure could significantly disrupt our business. These and other operational risks may disrupt our business, result in regulatory action against us, or limit our growth.***

Our business depends highly on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our communications and financial, accounting, and other data processing systems, including systems provided by our clearing brokers and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated, or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention, or reputational damage. Any failure or interruption of our systems, the systems of our clearing brokers, or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. In addition, our clearing brokers provide our principal disaster recovery system. We cannot assure you that we or our clearing brokers will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, terrorism, or otherwise, or that our or our clearing brokers' back-up procedures and capabilities in the event of any such failure or interruption will be adequate. The inability of our or our clearing brokers' systems to accommodate an increasing volume of transactions could also constrain our ability to expand our business.

***Strategic investments or acquisitions may result in additional risks and uncertainties in our business.***

We intend to grow our core businesses through both internal expansion and through strategic investments and acquisitions. To the extent we make strategic investments or acquisitions, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls, and to integrate relationships with clients, vendors, and business partners. Acquisitions pose the risk that any business we acquire may lose clients or employees or could under-perform relative to expectations.

***Growth of our business could result in increased costs.***

We may incur significant expenses in connection with any expansion of our existing businesses or in connection with any strategic acquisitions and investments, if and to the extent they arise from time to time. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenue that is derived from such growth.

In the wealth management business, opening new offices involves recruiting and hiring the personnel necessary to staff the offices. Such personnel may be employed by competitors, and the retention of such individuals may require us to enter into guaranteed compensation contracts for a period following commencement of employment. The compensation terms provided for in such contracts may be fixed in whole or in part. Any guaranteed compensation expenses that cannot be adjusted based on the success or profitability of the offices could reduce our operating margins.

During 2009, we began to implement our plan to expand the Edelman offices throughout the U.S. with the opening of six new offices in the New York City metropolitan area. Our current plans call for us to open an additional 12 new Edelman offices during 2010. These expansion efforts have required and will continue to require increased investment in management personnel, facilities, and financial and management systems and controls, all of which, in the absence of sufficient corresponding revenue growth, would cause our operating margins to decline from current levels. In addition, we estimate that the cost of opening each new office requires expenditures of approximately $250,000.

Expansion also creates a need for additional compliance, documentation, risk management and internal control procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

***We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.***

As a holding company, we may require dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including debt obligations. As a result, regulatory actions could impede access to funds that we need to make payments on obligations or dividend payments. In addition, because we hold equity interests in our subsidiaries, our rights as an equity holder to the assets of these subsidiaries are subordinated to any claims of the creditors of these subsidiaries. At December 31, 2009, none of our subsidiaries had any long term indebtedness to any third party.

**Risks Related to Our Business**

***Our securities broker-dealer and investment advisor subsidiaries are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.***

Our businesses are subject to extensive regulation under both federal and state laws. SMH is registered as a broker-dealer with the SEC and FINRA; SMH Capital Advisors, Edelman, Rikoon, Leonetti, and Miller-Green are registered with the SEC as investment advisors. All of the professional agents employed by SSG are registered as certified contract advisors with the National Football League Players Association.

The SEC is the federal agency responsible for the administration of federal securities laws. In addition, self-regulatory organizations, principally FINRA and the securities exchanges, are actively involved in the regulation of broker-dealers. We are also subject to regulation by state securities commissions in those states in which we do business. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets rather than protection of creditors and shareholders of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, record-keeping, and the conduct of directors, officers, and employees.

The SEC, FINRA and state securities commissions may conduct administrative proceedings that can result in:

- censure, fines, or civil penalties;
- issuance of cease-and-desist orders;
- deregistration, suspension, or expulsion of a broker-dealer or investment advisor;
- suspension or disqualification of the broker-dealer's officers or employees;

- prohibition against engaging in certain lines of business; and
- other adverse consequences.

The imposition of any penalties or orders on us could have a material adverse effect on our business, financial condition, and results of operations. The investment banking and brokerage industries have recently come under scrutiny at both the state and federal levels, and the cost of compliance and the potential liability for non-compliance has increased as a result.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation, or changes in rules promulgated by the SEC, FINRA, and other SRO's. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by the SEC and FINRA.

Our financial services businesses may be materially affected not only by regulations applicable to our subsidiaries as financial market intermediaries but also by regulations of general application. For example, the volume of our merchant banking and principal investment business in a given period could be affected by existing and proposed tax legislation, antitrust policy, and other governmental regulations and policies, (including the monetary policies of the Federal Reserve Board), as well as changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.

Our ability to comply with laws and regulations relating to our financial services businesses depends in large part upon maintaining a system to monitor compliance and our ability to attract and retain qualified compliance personnel. Although we believe we are in material compliance with all applicable laws and regulations, we may not be able to comply in the future. Any noncompliance could have a material adverse effect on our business, financial condition, and results of operations.

***The business operations of SMH may face limitations due to net capital requirements.***

As a registered broker-dealer, SMH is subject to the net capital rules administered by the SEC and FINRA. These rules, which specify minimum net capital requirements for registered broker-dealers and FINRA members, are designed to assure that broker-dealers maintain adequate net capital in relation to their liabilities and the size of their customers' business. These requirements have the effect of requiring that a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies. Compliance with these net capital rules could limit operations that require extensive capital, such as underwriting or trading activities.

These net capital rules could also restrict our ability to withdraw capital in situations where SMH has more than the minimum required capital. We may be limited in our ability to pay dividends, implement our strategies, pay interest or repay principal on our debt, and redeem or repurchase our outstanding shares. In addition, a change in these net capital rules or new rules affecting the scope, coverage, calculation, or amount of the net capital requirements, or a significant operating loss or significant charge against net capital, could have similar effects.

As a holding company, we depend on dividends, distributions, and other payments from our subsidiaries to fund any dividend payments and to fund all payments on our obligations. As a result, any regulatory action that restricts SMH's ability to make payments to us could impede access to funds we need to make dividend payments or payments on our obligations.

***Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal or regulatory action against us could materially adversely affect our businesses.***

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions. We are also potentially subject to claims arising from disputes with employees. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Item 3 — "Legal Proceedings" for a further discussion of certain legal matters applicable to us.

We depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients and customers. As a result, if a client or customer is not satisfied with our services, it may be more damaging in our business than in other businesses. Our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may require incurrence of significant expenses, including fees for legal representation and fees associated with document production. These costs may be incurred even if we are not a target of the inquiry or a party to litigation.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.

**Risks Relating to Owning Our Common Stock**

***The market price of our common stock may be volatile, which could adversely affect the value of your shares. Our common stock may trade at prices below your purchase price.***

The market price of our common stock may be subject to significant fluctuations in response to many factors, including:

- our perceived prospects;
- the perceived prospects of the securities and financial services industries in general;
- differences between our actual financial results and those expected by investors and analysts;
- changes in securities analysts' recommendations or projections;
- our announcements of significant contracts, milestones, or acquisitions;
- sales of substantial amounts of our common stock;
- changes in general economic or market conditions, including conditions in the securities brokerage and investment banking markets;
- changing conditions in the industry of one of our major client groups; and
- fluctuations in stock market price and volume unrelated to us or our operating performance.

Many of these factors are beyond our control. Any one of the factors noted herein could have an adverse effect on the value of our common stock. Our common stock may trade at prices below your purchase price.

***Because our board of directors can issue common stock without shareholder approval, you could experience substantial dilution.***

Our board of directors has the authority to issue up to 100,000,000 shares of common stock, to issue options and warrants to purchase shares of our common stock, and to issue debt convertible into common stock without shareholder approval in certain circumstances. Future issuances of additional shares of our common stock could be at values substantially below the price at which you may purchase our stock and, therefore, could represent substantial dilution. In addition, our board of directors could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without shareholder approval.

***Our ability to issue "blank check" preferred stock without approval by the holders of our common stock could adversely affect your rights as a common shareholder and could be used as an anti-takeover device.***

Our charter allows our board of directors to issue preferred stock and to determine its rights, powers, and preferences without shareholder approval ("blank check preferred stock"). Future preferred stock issued under the board's authority could contain preferences over our common stock as to dividends, distributions, and voting power. Holders of preferred stock could, for example, be given the right to separately elect some number of our directors in all or specified events or an independent veto right over certain transactions, and redemption rights and liquidation preferences assigned to preferred shareholders could affect the residual value of your common stock. We could also use the preferred stock to deter or delay a change in control that may be opposed by management even if the transaction might be favorable to you as a common shareholder.

***Anti-takeover provisions of the Texas Business Corporation Act and our charter could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our shareholders.***

Provisions of our corporate documents and Texas law may delay or prevent an attempt to obtain control of our company, whether by means of a tender offer, business combination, proxy contest, or otherwise. These provisions include:

- the authorization of blank check preferred stock;
- the ability to remove directors only for cause, and then only on approval of the holders of two-thirds of the outstanding voting stock;
- a restriction on the ability of shareholders to take actions by less than unanimous written consent; and
- a restriction on business combinations with interested parties.

***Our officers and directors own a substantial amount of our common stock and, therefore, exercise significant control over our corporate governance and affairs, which may result in their taking actions with which you do not agree.***

Our executive officers, directors, and affiliates, and entities affiliated with them, control approximately 30% of our outstanding common stock (including exercisable stock options held by them). These shareholders, if they act together, may be able to exercise substantial influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which you do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control and might affect the market price of our common stock.

***An impairment in the carrying value of our goodwill could adversely affect our financial condition and results of operations and share price.***

Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. Under generally accepted accounting principles, we review our goodwill and other intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in our stock price and market capitalization, future cash flows, and slower growth rates in our industry. A significant amount of judgment is involved in determining if an indication of impairment exists. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined, resulting in an impact on our results of operations. For example, in March 2009, we announced a loss of $58.3 million for the fourth quarter of 2008, which included non-cash goodwill and other intangible assets impairment charges of $56.7 million, due to the decline in our stock price causing our market capitalization to fall below the net book value of our assets.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

Our principal executive office together with certain brokerage and wealth management operations of SMH are located at 600 Travis, Houston, Texas and comprise approximately 67,000 square feet of leased office space pursuant to lease arrangements expiring in 2018. The Company has 30 other office locations including one in California, one in Colorado, one in Connecticut, two in Illinois, two in Maryland, one in Mississippi, one in North Carolina, three in New Jersey, one in New Mexico, seven in New York, one in Ohio, one in Oklahoma, four in Texas, three in Virginia, and one in Washington, D.C. We lease all of our office space which management believes, at the present time, is adequate for our business.

**Item 3. Legal Proceedings**

Many aspects of our business involve substantial risks of liability. In the normal course of business, we have been and in the future may be named as defendant or co-defendant in lawsuits and arbitration proceedings involving primarily claims for damages. We are also involved in a number of regulatory matters arising out of the conduct of our business. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our consolidated financial position, results of operations, and cash flows. In addition to claims for damages and monetary sanctions that may be made against us, we incur substantial costs in investigating and defending claims and regulatory matters.

In July 2008, the Dallas regional office of FINRA conducted a routine examination of SMH's broker-dealer activities. SMH received an examination report on December 31, 2008, which identified a number of deficiencies in SMH's operations. In April 2009, SMH resolved half of the deficiencies noted through a compliance conference procedure. The remaining deficiencies are subject to possible enforcement action by FINRA. SMH has not received a Wells notice from FINRA with respect to the deficiencies, which is a formal notice from FINRA that it intends to take enforcement action. SMH is in communication with the FINRA staff to resolve the matter. However, there is no assurance that a prompt resolution can be reached or that the ultimate impact on SMH and the Company will not be material.

In May 2005, SMH acted as placement agent for a private placement of $50.0 million in convertible preferred stock of Ronco Corporation, a company involved in direct response marketing. Subsequent to the offering, Ronco experienced financial difficulties and ultimately filed a voluntary petition under Chapter 11 of the Bankruptcy Code on June 14, 2007. The bankruptcy court approved the sale of substantially all of Ronco's assets in August 2007, and the case was converted to a liquidation under Chapter 7.

In May 2007, two purchasers of Ronco convertible preferred stock filed a complaint against SMH, US Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC vs. Sanders Morris Harris Inc., in the 193rd Judicial District Court, Dallas County, Texas, alleging common law fraud, statutory fraud in a stock transaction, violations of the Texas Securities Act, and negligent misrepresentation in connection with their purchase of $2.0 million in Ronco convertible preferred stock. On March 17, 2009, a third purchaser of Ronco convertible preferred stock filed a complaint against SMH, Palisades Master Fund, L.P. and PEF Advisors, LLC vs. Sanders Morris Harris Inc., in the 11th Judicial District Court of Harris County, Texas. The claims are similar to the above referenced case. Palisades Master Fund, L.P. invested $1.9 million in Ronco convertible preferred stock. In addition, in July 2009, the Bankruptcy Trustee filed a derivative action on behalf of the shareholders of Ronco against two former directors of Ronco (who were employees of SMH) for negligently authorizing the closing of the purchase of the assets of Ronco Marketing Corp. in breach of their fiduciary duties of care and loyalty and against SMH for negligent misrepresentation, breach of fiduciary duties, breach of contract, and violation of the Texas Fraudulent Transfer Act, Diane Weil, Solely in Her Capacity as Trustee of Ronco Corporation and Ronco Marketing Corporation vs. A. Emerson Martin II, Gregg Mockenhaupt, and Sanders Morris Harris Inc., in the 190th Judicial District Court of Harris County, Texas. No amount of damages is alleged. SMH has filed an answer and special exceptions in each of these cases and believes it has valid defenses to all claims made by the plaintiffs. However, there is no assurance that the Company will successfully defend such claims.

In view of the inherent difficulty of predicting the outcome of legal proceedings, particularly where the plaintiffs seek substantial or indeterminate damages or where novel legal theories or a large number of parties are involved, we cannot state with confidence what the eventual outcome of currently pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual result in each pending matter will be. Based on currently available information, we have established reserves for certain litigation matters and our management does not believe that resolution of any matter will have a material adverse effect on our liquidity or financial position although, depending on our results for a particular period, an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved.

**Item 4. Reserved**

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the Global Market Security tier of The Nasdaq Stock Market under the symbol "SMHG". The following table sets forth the quarterly high and low sales prices for our common stock during 2009 and 2008 for the calendar quarters indicated, each as reported on the Nasdaq National Market, and cash dividends declared per share of common stock:

| Calendar Period | High | Low | Cash Dividend |
|---|---|---|---|
| 2009: | | | |
| First Quarter | $ 6.45 | $ 3.51 | $0.045 |
| Second Quarter | $ 6.38 | $ 3.80 | $0.045 |
| Third Quarter | $ 6.21 | $ 5.05 | $0.045 |
| Fourth Quarter | $ 6.25 | $ 4.74 | $0.045 |
| 2008: | | | |
| First Quarter | $10.26 | $ 7.92 | $0.045 |
| Second Quarter | $ 9.02 | $ 6.67 | $0.045 |
| Third Quarter | $11.07 | $ 5.08 | $0.045 |
| Fourth Quarter | $ 8.97 | $ 4.23 | $0.045 |

At March 9, 2010, there were 302 holders of record of our common stock.

*Dividend Policy*

In 2002, our board of directors instituted a policy of paying regular quarterly dividends on our common stock. During 2005, we increased the declared quarterly dividend payment to $0.045 per share (an annual amount of $0.18 per share). In February 2010, the board of directors declared a cash dividend for the first quarter of 2010 in the amount of $0.045 per share. Our declaration and payment of future dividends is subject to the discretion of our board of directors. In exercising this discretion, the board of directors will take into account various factors, including general economic and business conditions, our strategic plans, our financial results and condition, our expansion plans, any contractual, legal and regulatory restrictions on the payment of dividends, and such other factors the board considers relevant.

*Securities Authorized for Issuance Under Equity Compensation Plans*

For our equity compensation plans, the following table shows, at the end of fiscal year 2009, (a) the number of securities to be issued upon the exercise of outstanding options, warrants and rights, (b) the weighted-average exercise price of such options, warrants and rights, and (c) the number of securities remaining available for future issuance under the plans, excluding those issuable upon exercise of outstanding options, warrants and rights.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 601,141 | $9.95 | 2,797,240 (1) |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 601,141 | $9.95 | 2,797,240 |

(1) The number of shares of our common stock available for incentive awards under our 1998 Incentive Plan is the greater of 4.0 million shares or 25% of the total number of shares of our common stock from time to time outstanding.

*Corporate Performance*

The following chart shows a comparison of the cumulative total shareholder return on our common stock for the five-year period ended December 31, 2009, as compared to the cumulative total return of the Nasdaq Stock Market Index and the Nasdaq Financial Stocks Index, a peer group, assuming $100 was invested at market close on December 31, 2004 in our common stock and the two indices and dividends were reinvested.



Total Shareholder Return
$140
$120
$100
$80
$60
$40
$20
$0
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
SMHG
Nasdaq Stock Market Index
Nasdaq Financial Stocks


| | Dec-04 | Dec-05 | Dec-06 | Dec-07 | Dec-08 | Dec-09 |
|---|---|---|---|---|---|---|
| Sanders Morris Harris Group Inc. | $100.00 | $ 93.21 | $ 73.56 | $ 60.07 | $ 35.98 | $ 34.24 |
| Nasdaq Stock Market Index (U.S. & Foreign) | 100.00 | 102.27 | 112.80 | 124.68 | 59.76 | 86.83 |
| Nasdaq Financial Stocks Index (1) | 100.00 | 102.38 | 117.71 | 105.82 | 73.77 | 77.25 |

(1) The Nasdaq Financial Stocks Index is composed of all Nasdaq companies with Standard Industrial Classification codes ranging from 6000 through 6799.

The foregoing performance graph is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference.

**Item 6. Selected Financial Data**

The following data should be read together with the Consolidated Financial Statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included later in this report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands except per share amounts) | | | | |
| **Statements of Operations:** | | | | | |
| Total revenue | $ 175,364 | $ 171,941 | $ 155,071 | $ 134,297 | $ 100,360 |
| Income (loss) from continuing operations | $ (93) | $ (13,423) | $ 20,431 | $ 15,815 | $ 11,430 |
| Income (loss) from discontinued operations, net of income taxes | (277) | (4,974) | 499 | (5,701) | 3,819 |
| Net income (loss) | (370) | (18,397) | 20,930 | 10,114 | 15,249 |
| Less: Net income attributable to the noncontrolling interest | (5,112) | (6,896) | (15,837) | (6,708) | (4,575) |
| Net income (loss) atttributable to Sanders Morris Harris Group Inc. | $ (5,482) | $ (25,293) | $ 5,093 | $ 3,406 | $ 10,674 |
| Diluted earnings (loss) per common share: | | | | | |
| Continuing operations | $ (0.18) | $ (0.75) | $ 0.18 | $ 0.43 | $ 0.35 |
| Discontinued operations | (0.01) | (0.19) | 0.02 | (0.27) | 0.20 |
| Net earnings (loss) | $ (0.19) | $ (0.94) | $ 0.20 | $ 0.16 | $ 0.55 |
| Weighted average common shares outstanding - diluted | 28,402 | 26,972 | 25,086 | 20,915 | 19,253 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands except per share amounts) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 41,926 | $ 30,224 | $ 46,503 | $ 68,861 | $ 17,867 |
| Securities owned | 39,380 | 54,559 | 85,567 | 83,929 | 75,541 |
| Total assets | 320,038 | 297,470 | 291,548 | 282,042 | 208,689 |
| Total liabilities | 79,411 | 66,111 | 48,265 | 49,982 | 46,223 |
| Sanders Morris Harris Group Inc. shareholders' equity | 224,194 | 222,554 | 223,178 | 219,936 | 154,685 |
| Noncontrolling interest | 16,433 | 8,805 | 20,105 | 12,124 | 7,781 |
| Total equity | 240,627 | 231,359 | 243,283 | 232,060 | 162,466 |
| Cash dividends declared per common share | $ 0.18 | $ 0.18 | $ 0.18 | $ 0.18 | $ 0.18 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*Special Cautionary Notice Regarding Forward-Looking Statements*

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. We caution you that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to (1) trading volume in the securities markets; (2) volatility of the securities markets and interest rates; (3) changes in regulatory requirements that could affect the demand for our services or the cost of doing business; (4) general economic conditions, both domestic and foreign, especially in the regions where we do business; (5) changes in the rate of inflation and related impact on securities markets; (6) competition from existing financial institutions and other new participants in the securities markets; (7) legal developments affecting the litigation experience of the securities industry; (8) successful implementation of technology solutions; (9) changes in valuations of our trading and warrant portfolios resulting from mark-to-market adjustments; (10) dependence on key personnel; (11) demand for our services; and (12) litigation and securities law liabilities. See "Item 1A. – Risk Factors." The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

The following discussion should be read in conjunction with the Consolidated Financial Statements and their related notes and other detailed information appearing elsewhere in this Annual Report.

### Overview

The Company is a holding company that, through its subsidiaries and affiliates, provides wealth management and institutional services to a large and diversified group of clients and customers, including individuals, corporations, and financial institutions. A summary of these services follows:

Our *Wealth Management* segment provides investment advisory, wealth and investment management, and financial planning services to high net worth and mass affluent individuals and institutions, including investment strategies and alternatives, tax efficient estate and financial planning, trusts, and agent/fiduciary investment management services, throughout their financial life cycle, as well as private client brokerage services. In addition, we provide specialized wealth management products and services in specific investment styles to individuals, corporations, and institutions both through internal marketing efforts and externally through formal sub-advisory relationships and other distribution arrangements with third parties.

Our *Institutional Services* segment provides institutional equity brokerage and prime brokerage services to institutional clients, and third party management of a portion of our assets.

*Institutional Brokerage* provides institutional equity brokerage and hedge funds research to a broad array of institutions, including banks, retirement funds, mutual funds, endowments, investment advisors, and insurance companies.

*Prime Brokerage Services* provides trade execution, clearing, bookkeeping, reporting, custodial, securities borrowing, financing, research, and fund raising to hedge fund clients. The Company maintains a small number of asset management accounts on behalf of individual asset managers through this division. The Washington Research Group provides research, sales, and trading services to a broad range of institutional investors.

We are exposed to volatility and trends in the general securities market and the economy. Due to the downturn in the market and the economic recession that began during the second half of 2008, client assets declined during the last half of 2008 and into the first quarter of 2009. However, during the second quarter of 2009, the market began to improve and client assets have recovered resulting in, among other things, higher fee and commission revenue. Client assets under management or advisement were as follows:

| | Client Assets[(1)] (in millions) |
|---|---|
| December 31, 2007 | $ 11,344 |
| March 31, 2008 | 11,342 |
| June 30, 2008 | 10,979 |
| September 30, 2008 | 10,290 |
| December 31, 2008 | 8,627 |
| March 31, 2009 | 8,501 |
| June 30, 2009 | 9,534 |
| September 30, 2009 | 10,595 |
| December 31, 2009 | 11,273 |

[(1)]Client assets include the gross value of assets under management directly or via outside managers and assets held in brokerage accounts for clients by outside clearing firms.

Fiscal year 2008 and the first quarter of 2009 was a very challenging environment for the capital markets given the unprecedented events on Wall Street that led to increased uncertainty and turmoil in the U. S. economy and global financial markets. We made the necessary adjustments to our business and adapted to the current environment. We focused on the following items:

- preserving capital and retaining key people in order to emerge as a strong player once market stability returns;
- reducing compensation and non-compensation expenses in order to operate on a positive cash basis;
- closing offices that were unprofitable;
- exiting business lines that are subject to greater than normal revenue and profit volatility; and
- acquiring wealth management businesses that enhance or complement our existing franchise value.

**Components of Revenue and Expenses**

*Revenue.* Our revenue is comprised primarily of (1) fees from asset-based advisory services, wealth management, and financial planning services, (2) commission revenue from wealth advisory, prime and institutional brokerage transactions, and (3) principal transactions. We also earn interest on cash held and receive dividends from the equity and fixed income securities held in our corporate capital accounts, receive sales credits from third party placement agreements, earn fees through the sale of insurance products, and have realized and unrealized gains (or losses) on securities in our inventory account.

*Expenses.* Our expenses consist of (1) compensation and benefits, (2) floor brokerage, exchange, and clearance fees, and (3) other expenses. Compensation and benefits have both a variable component, based on revenue production, and a fixed component. The variable component includes institutional and retail sales commissions, bonuses, overrides, and other incentives. Wealth advisory and institutional commissions are based on competitive commission schedules. The fixed component includes administrative and executive salaries, payroll taxes, employee benefits, and temporary employee costs. Compensation and benefits is our largest expense item and includes wages, salaries, and benefits. During 2009, compensation and benefits represented 59.3% of total expenses and 60.7% of total revenue, compared to

49.5% of total expenses and 61.1% of total revenue during 2008. The increase in compensation and benefits as a percentage of expenses is principally due to a $56.7 million goodwill and other intangible assets impairment charge recognized in 2008. The decrease in compensation and benefits as a percentage of total revenue is principally due to a decrease in revenue in our prime brokerage services division which has a higher payout than our other business lines.

Floor brokerage, exchange, and clearance fees include clearing and trade execution costs associated with the retail, prime, and institutional brokerage business at SMH. SMH clears its transactions through several clearing firms, including Pershing, an affiliate of The Bank of New York Mellon, Goldman Sachs Execution & Clearing, L.P., Ridge Clearing & Outsourcing Solutions, Inc., First Clearing Corporation, and J.P. Morgan Clearing Corp.

Other expenses include (1) communications and data processing expenses, such as third-party systems, data, and software providers, (2) occupancy expenses, such as rent and utility charges for facilities, (3) interest expense, (4) goodwill and other intangible assets impairment charges, (5) amortization of intangible assets, and (6) other general and administrative expenses.

**Results of Operations**

*Year Ended December 31, 2009 Compared to Year Ended December 31, 2008*

Total revenue increased $3.5 million to $175.4 million in 2009 from $171.9 million in 2008, while total expenses decreased $32.8 million to $179.5 million in 2009 from $212.3 million in 2008. The Company recognized goodwill and other intangible assets impairment charges of $14.6 million in 2009 and $56.7 million in 2008. Equity in income (loss) of limited partnerships decreased to a loss of $1.3 million in 2009 from income of $38.6 million in 2008, primarily due to the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. in 2008. The Company recognized a $3.0 million gain on step acquisition in 2009 related to the Company's previously-held noncontrolling interest in Edelman Financial Advisors, LLC ("EFA"). Loss from continuing operations was $5.2 million, or $0.18 per diluted common share, in 2009 compared to $20.3 million, or $0.75 per diluted common share, in 2008.

Revenue from investment advisory and related services decreased from $73.8 million during 2008 to $72.0 million in 2009 as a result of a decrease in average client assets. Commission revenue decreased to $44.0 million in 2009 from $48.9 million during 2008 as a result of a decrease in trading volume in the Wealth Management segment. Investment banking revenue increased to $2.5 million in 2009 from $2.3 million in 2008 due to an increase in selling concessions earned, partially offset by a decrease in sales credits received in investment banking transactions. Principal transactions revenue increased from $29.0 million in 2008 to $36.4 million in 2009 as the result of an increase in the sale of fixed income products. Interest and dividend income increased from $6.7 million in 2008 to $10.7 million in 2009 as a result of interest earned on notes receivable received in connection with the sale of our interests in Salient Partners, L.P. and Endowment Advisors, L.P.

Employee compensation and benefits increased to $106.4 million in 2009 from $105.0 million in 2008 due to higher employee commission costs in the prime brokerage services division. Floor brokerage, exchange, and clearance fees decreased to $5.9 million in 2009 from $6.5 million in 2008 due to a decrease of $440,000 in clearance fees in the prime brokerage services division reflecting lower trading volume. Communications and data processing decreased to $9.9 million in 2009 from $10.0 million in 2008 due to a $79,000 decrease in clearing firm service fees in the prime brokerage services division. Occupancy costs increased to $11.5 million in 2009 from $10.0 million in 2008 due to the acquisition of an additional 66% membership interest in EFA on April 1, 2009 and the acquisitions of Leonetti and Miller-Green in 2008. Interest expense increased to $2.7 million in 2009 from $147,000 in 2008 due to (i) $1.1 million of imputed interest associated with an incentive compensation payable resulting from the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P., (ii) $717,000 of interest related to the credit facility funded in 2009, and (iii) $786,000 of interest associated with the acquisition of an additional 66% membership interest in EFA on April 1, 2009. The Company recognized goodwill and other intangible assets impairment charges of $14.6 million in 2009 and $56.7 million in 2008. Amortization of intangible assets increased to $1.6 million in 2009 from $777,000 in 2008 due to the acquisition of an additional 66% membership interest in EFA on April 1, 2009. Other general and administrative expenses increased to $27.0 million in 2009 from $23.1 million in 2008 due to increases of $2.4 million in advertising expense at Edelman and $2.4 million in the provision for uncollectible accounts partially offset by a decrease in outside sales commissions.

Our effective tax rate from continuing operations was 31.3% in 2009 compared to (135.7)% in 2008. The effective tax rate for 2008 was impacted by nondeductible goodwill impairment charges and state income taxes recognized for book purposes.

During the first quarter of 2009, the Company closed three retail offices. The decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. During the fourth quarter of 2009, the Company completed its sale of the Capital Markets Business. The Company recorded a net loss from discontinued operations of $277,000 in 2009 compared to $5.0 million in 2008 related to the closed offices and sold Capital Markets Business. The Company recognized a gain on the sale of the Capital Markets Business of $5.9 million, net of income taxes, that is included in net loss from discontinued operations in 2009.

## RESULTS BY SEGMENT

### Wealth Management

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Revenue | $ 100,941 | $ 101,950 |
| Income from continuing operations before income taxes | $ 25,785 | $ 87,177 |

The turmoil in the global financial markets over the past year has caused equity prices to decline to levels not seen in many years. That market-driven value decline has carried over to our client portfolios. As the fees and commissions that we charge for managing client assets is based, to a large degree, on the size of our client portfolios, we have seen a significant drop in commissions revenue from 2008 to 2009. Revenue from wealth management decreased to $100.9 million in 2009 from $102.0 million in 2008 and income from continuing operations before income taxes decreased to $25.8 million in 2009 from $87.2 million in 2008. Investment advisory and related services revenue decreased to $71.9 million from $73.6 million as a result of a decrease in assets under management or advisement. Commission revenue decreased to $11.6 million from $16.6 million reflecting a decline in shares traded by the firm's wealth advisor clients due to uncertainty in the financial markets. Interest income increased to $8.2 million from $3.4 million as a result of interest earned on notes receivable received in connection with the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. on August 29, 2008. Total expenses increased to $74.3 million in 2009 from $66.7 million in 2008 primarily due to increases of $2.3 million in advertising expense and $1.6 million in occupancy expense at Edelman resulting from the Company's acquisition of 66% of EFA on April 1, 2009. Equity in income (loss) of limited partnerships decreased to $(898,000) from $51.9 million. The decrease in equity in income (loss) of limited partnerships is attributable to the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. in 2008.

### Institutional Services

*Institutional Brokerage*

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Revenue | $ 4,814 | $ 6,574 |
| Loss from continuing operations before income taxes | $ (638) | $ (1,823) |

Revenue from institutional brokerage decreased to $4.8 million in 2009 from $6.6 million in 2008 and loss from continuing operations before income taxes decreased to $638,000 in 2009 from $1.8 million in 2008. Commission revenue decreased by $3.1 million to $4.6 million in 2009 from $7.7 million in 2008 reflecting a decline in the number of shares traded in our institutional brokerage division. Principal transactions revenue increased $1.6 million in 2009 compared to 2008 reflecting a decline in losses from market making activities. Total expenses decreased to $5.5 million in 2009 from $8.4 million in 2008 due to decreased employee compensation related to the lower commission revenue.

*Prime Brokerage Services*

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Revenue | $ 60,961 | $ 61,658 |
| Income from continuing operations before income taxes | $ 277 | $ 2,851 |

Revenue from prime brokerage services decreased to $61.0 million in 2009 from $61.7 million in 2008 and income from continuing operations before income taxes decreased to $277,000 in 2009 from $2.9 million in 2008. Commission revenue and third-party marketing fees increased to $31.8 million in 2009 from $29.6 million in 2008 reflecting growth in hedge fund servicing revenue. Principal transactions revenue decreased to $28.9 million in 2009 from $30.6 million in 2008 reflecting a decline in proprietary trading revenue. Total expenses increased to $60.7 million during 2009 from $58.8 million during 2008 reflecting an increase in employee commission expense.

**Corporate Support and Other**

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Revenue | $ 8,648 | $ 1,759 |
| Loss from continuing operations before income taxes | $ (27,888) | $ (89,929) |

Revenue from corporate support and other increased to $8.6 million in 2009 from $1.8 million in 2008 and the loss from continuing operations before income taxes decreased to $27.9 million in 2009 from $89.9 million in 2008. Revenue from principal transactions, which consists principally of changes in the values of our investment portfolios, increased to a gain of $5.7 million from a loss of $1.7 million. Total expenses decreased to $39.1 million in 2009 from $78.4 million in 2008. This decrease is due to a decline in goodwill and other intangible assets impairment charges to $14.6 million in 2009 compared to $56.7 million in 2008. Equity in loss of limited partnerships decreased to a loss of $450,000 in 2009 from a loss of $13.3 million in 2008. The 2008 loss was primarily due to the decrease in the value of our direct investment in one limited partnership. The Company recognized a $3.0 million gain on step acquisition in 2009 related to the Company's previously-held noncontrolling interest in EFA.

*Year Ended December 31, 2008 Compared to Year Ended December 31, 2007*

Total revenue increased $16.9 million to $171.9 million in 2008 from $155.1 million in 2007, while total expenses increased $76.4 million to $212.3 million in 2008 from $135.9 million in 2007. Equity in income of limited partnerships increased to $38.6 million in 2008 from $3.8 million in 2007, primarily due to the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. Income (loss) from continuing operations was $(20.3) million, or $(0.75) per diluted common share, in 2008 compared to $4.6 million, or $0.18 per diluted common share, in 2007.

Revenue from investment advisory and related services increased from $71.2 million during 2007 to $73.8 million in 2008, primarily due to the acquisitions of Rikoon, Leonetti, and Miller-Green. Commission revenue decreased to $48.9 million in 2008 from $51.9 million during 2007 as a result of a decrease in trading volume in the Wealth Management segment. Investment banking revenue decreased to $2.3 million in 2008 from $10.7 million in 2007, principally due to a decrease in sales credits earned on investment banking transactions. Principal transactions revenue increased from $7.6 million in 2007 to $29.0 million in 2008, primarily as the result of an increase in proprietary trading revenue. Interest and dividends was constant at $6.7 million in 2008 and 2007. A decrease in the amount of money in the firm's accounts that earned interest income and a decline in interest rates in 2008 was offset by interest earned on notes receivable received in connection with the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. Other income increased to $11.4 million in 2008 from $7.0 million in 2007 reflecting growth in hedge fund servicing revenue and third-party marketing fees.

Employee compensation and benefits increased to $105.0 million in 2008 from $86.9 million in 2007 due to revenue growth in the prime brokerage services division. Expenses increased at a disproportionate rate to increased revenue due to a shift in a portion of revenue from lower compensation components (wealth management) to higher compensation components (prime brokerage services). Floor brokerage, exchange, and clearance fees increased to $6.5 million in 2008 from $5.9 million in 2007 reflecting the increase in trading volume. Communications and data processing increased to $10.0 million in 2008 from $8.9 million in 2007 primarily due to higher clearing firm service fees resulting from the increase in trading volume. Occupancy costs increased to $10.0 million in 2008 from $9.1 million in 2007 due to the increase in the amount of rental space occupied by SMH and the addition of Rikoon, Dickenson, Leonetti, and Miller-Green. Interest expense increased to $147,000 in 2008 from $34,000 in 2007 due to the imputed interest associated with an incentive compensation payable resulting from the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. The Company recognized goodwill and other intangible assets impairment charges of $56.7 million in 2008. No such charge was recognized in 2007. Amortization of intangible assets increased to $777,000 in 2008 from $349,000 in 2007 due to the addition of Rikoon, Dickenson, Leonetti, and Miller-Green. Other general and administrative expenses decreased to $23.1 million in 2008 from $24.8 million in 2007 primarily due to a decrease in the provision for bad debts which was partially offset by an increase in outside sales commissions.

Our effective tax rate from continuing operations was (135.7)% in 2008 compared to 36.0% in 2007. The effective tax rate for 2008 was impacted by nondeductible goodwill impairment charges and state income taxes recognized for book purposes.

During the first quarter of 2009, the Company closed three retail offices. The decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. During the fourth quarter of 2009, the Company completed its sale of the Capital Markets Business. The Company recorded a net loss from discontinued operations of $5.0 million in 2008 and net income from discontinued operations of $499,000 in 2007 related to the closed offices and sold Capital Markets Business.

### RESULTS BY SEGMENT

#### Wealth Management

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (in thousands) | |
| Revenue | $ 101,950 | $ 103,461 |
| Income from continuing operations before income taxes | $ 87,177 | $ 42,354 |

Revenue from wealth management decreased to $102.0 million in 2008 from $103.5 million in 2007 and income from continuing operations before income taxes increased to $87.2 million in 2008 from $42.4 million in 2007. Sales credits from investment banking transactions decreased to $801,000 in 2008 from $6.3 million in 2007. This decrease was partially offset by an increase in investment advisory and related services revenue to $73.6 million in 2008 from $71.0 million in 2007, primarily due to the acquisitions of Rikoon, Dickenson, Leonetti, and Miller-Green. Additionally, the conversion of Edelman's assets under management from a commission-based to a fee-based compensation structure contributed to the growth in investment advisory fee revenue. Total expenses decreased to $66.7 million in 2008 from $69.6 million in 2007, due to decreased employee compensation related to the lower revenue. This decrease was partially offset by an increase in intangible amortization costs associated with the acquisition of Dickenson. Equity in income of limited partnerships increased to $51.9 million in 2008 from $8.5 million in 2007. The increase in equity in income of limited partnerships is attributable to the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P. in 2008.

**Institutional Services**

*Institutional Brokerage*

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (in thousands) | |
| Revenue | $ 6,574 | $ 11,723 |
| Income (loss) from continuing operations before income taxes | $ (1,823) | $ 822 |

Revenue from institutional brokerage decreased to $6.6 million in 2008 from $11.7 million in 2007 and income (loss) from continuing operations before income taxes decreased to a loss of $1.8 million in 2008 from income of $822,000 in 2007. Commission revenue decreased to $7.7 million in 2008 from $8.7 million in 2007 reflecting a decline in the number of shares traded in our institutional brokerage division. In addition, sales credits from syndicate and investment banking activities declined to $353,000 in 2008 from $2.9 million in 2007 reflecting a lower volume of offerings sold by the institutional division. Total expenses decreased to $8.4 million in 2008 from $10.9 million in 2007 due to decreased employee compensation related to the lower commission revenue.

*Prime Brokerage Services*

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (in thousands) | |
| Revenue | $ 61,658 | $ 36,583 |
| Income from continuing operations before income taxes | $ 2,851 | $ 2,750 |

Revenue from prime brokerage services increased to $61.7 million in 2008 from $36.6 million in 2007 and income from continuing operations before income taxes increased to $2.9 million in 2008 from $2.8 million in 2007. Commission revenue and third-party marketing fees increased to $29.6 million in 2008 from $25.3 million in 2007 reflecting growth in hedge fund servicing revenue. In addition, principal transactions revenue increased to $30.6 million in 2008 from $7.8 million in 2007 reflecting an increase in revenue earned from the sale of fixed income products and trading activities. Total expenses increased to $58.8 million during 2008 from $33.8 million during 2007 reflecting increased compensation and outside sales commissions related to increased revenue. Our profit sharing arrangement in effect for 2008 and 2007 for prime brokerage services provides generally that we retain $2.75 million of the first $3.25 million of income and that we do not share in additional income until book profit of the division exceeds $5.5 million.

**Corporate Support and Other**

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (in thousands) | |
| Revenue | $ 1,759 | $ 3,304 |
| Loss from continuing operations before income taxes | $ (89,929) | $ (22,912) |

Revenue from corporate support and other decreased to $1.8 million in 2008 from $3.3 million in 2007 and the loss from continuing operations before income taxes increased to a loss of $89.9 million in 2008 from a loss of $22.9 million in 2007. Interest and dividend income decreased to $2.3 million in 2008 from $3.8 million in 2007 due to a decrease in the amount of money in the firm's accounts that are earning interest income and a decline in interest rates in 2008. Total expenses increased to $78.4 million in 2008 from $21.6 million in 2007 primarily due to $56.7 million of goodwill and other intangible assets impairment charges recognized in 2008. Equity in loss of limited partnerships increased to a loss of $13.3 million in 2008 from a loss of $4.6 million in 2007, due to the decrease in the value of our direct investment in one limited partnership.

**Liquidity and Capital Resources**

*Cash Requirements*

The Company's funding needs consist of (1) funds necessary to maintain current operations, (2) capital expenditure requirements, including funds needed for the Edelman expansion, (3) debt repayment, and (4) funds used for acquisitions.

Payments due by period for the Company's contractual obligations at December 31, 2009 are as described in the following table:

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| | Total | Within 1 year | After 1 but within 3 years | After 3 but within 5 years | After 5 years |
| | | | (in thousands) | | |
| Operating lease obligations | $ 53,783 | $10,567 | $ 19,731 | $ 12,363 | $ 11,122 |
| Repayment of borrowings | 20,238 | 7,143 | 13,095 | - | - |
| Consideration for additional interest in Rikoon | 4,000 | - | 4,000 | - | - |
| Total | $ 78,021 | $17,710 | $ 36,826 | $ 12,363 | $ 11,122 |

Operating expenses consist of compensation and benefits, floor brokerage, exchange, and clearing costs, and other expenses. These expenses are primarily dependent on revenue and, with the exception of obligations for office rentals, should require a limited amount of capital in addition to that provided by revenue during 2010. Currently, obligations for non-cancelable office leases total $10.6 million during 2010. Funds required for other working capital items such as receivables, securities owned, and accounts payable, along with expenditures to repurchase stock, are expected to total between $2.0 million and $4.0 million during 2010. Capital expenditure requirements are expected to total between $4.0 million and $6.0 million during 2010, mainly consisting of leasehold improvements, furniture, and computer equipment and software. Funds needed for acquisitions will depend on the completion of transactions that may not be identifiable until such time as the acquisition is completed.

We intend to satisfy our funding needs with our own capital resources, consisting largely of internally generated earnings and liquid assets, and with borrowings from outside parties. At December 31, 2009, we had approximately $41.9 million in cash and cash equivalents, which together with liquid assets, consisting of receivables from broker-dealers, deposits with clearing organizations, and marketable securities owned totaled $62.1 million.

Receivables turnover, calculated as total revenue divided by average receivables, was two for each of the years ended December 31, 2009 and 2008. The allowance for doubtful accounts as a percentage of receivables was 2.2% at December 31, 2009 compared to 1.3% at December 31, 2008. The increase in the allowance for doubtful accounts as a percentage of receivables was the result of an increase in the allowance for employee notes receivables from the three offices closed in the first quarter of 2009.

*Sources and Uses of Cash*

On December 16, 2009, we completed a sale of $7.5 million of shares and warrants to Fletcher International, Ltd. at a price of $7.00 per share. The proceeds were used to repay the subordinated promissory note issued in connection with the EFA acquisition.

For the year ended December 31, 2009, net cash provided by operations totaled $21.9 million compared to $27.0 million during 2008. Receivables decreased by $7.7 million during the year ended December 31, 2009, due to payments received on the notes receivable issued in exchange for the sale of our interests in Salient Partners, L.P. and Endowment Advisers, L.P.

Marketable securities owned decreased by $11.0 million during the year ended December 31, 2009, while securities sold, not yet purchased decreased by $4.5 million and payables to broker-dealers and clearing organizations decreased by $2.0 million. The change in marketable securities owned, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations is primarily due to the portfolios in accounts managed by third party managers. The Company's accounts managed by third parties carry both long and short fixed income and equity securities. These accounts are managed to generate profits based on trading spreads, rather than through speculation on the direction of the market. We employ hedging strategies designed to insulate the net value of our trading inventories from fluctuations in the general level of interest rates and equity price variances. We finance a portion of our trading positions through our clearing broker-dealers.

Not readily marketable securities owned, primarily investments in limited partnerships, were $22.8 million at December 31, 2009 compared to $32.7 million at December 31, 2008. This decrease is the result of net dispositions of investment positions as well as changes in the values of our investment portfolios. These limited partnerships typically have a ten-year life.

Capital expenditures for the year ended December 31, 2009 were $2.7 million mainly for the purchase of leasehold improvements, furniture, and computer equipment and software necessary for our growth.

At December 31, 2009, SMH, our registered broker-dealer subsidiary, was in compliance with the net capital requirements of the SEC's Uniform Net Capital Rules and had capital in excess of the required minimum.

**Critical Accounting Policies/Estimates**

*Valuation of Not Readily Marketable Securities.* Securities not readily marketable include investment securities (1) for which there is no market on a securities exchange or no independent publicly quoted market, (2) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (3) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Securities not readily marketable consist primarily of investments in private companies, limited partnerships, equities, options, and warrants.

Generally, investments in shares of public companies are valued at a discount of up to 30% to the closing market price on the balance sheet date if the shares are not readily marketable. Investments in unregistered shares of public companies are valued at up to a 30% discount from the most recent sales price of registered shares, except in cases where the securities may be sold pursuant to a currently effective registration statement or an exemption from registration and there exists sufficient trading volume in the securities, in which case the market price is used. The discounts reflect liquidity risk and contractual or statutory restrictions on transfer. Investments in limited partnerships are accounted for using the equity method, which approximates fair value.

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities are carried at their estimated fair value by the Company in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements. At December 31, 2009 and 2008, the Company's investment portfolios included investments totaling $22.8 million and $32.7 million, respectively, whose values had been estimated by the Company in the absence of readily ascertainable market values.

*Goodwill.* Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*. ASC Topic 350 requires that goodwill be tested for impairment between annual test dates if an event or changing circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill and other intangible assets). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Factors considered in determining fair value include, among other things, the Company's market capitalization as determined by quoted market prices for its common stock and the value of the Company's reporting units. The Company uses several methods to value its reporting units, including discounted cash flows, comparisons with valuations of public companies in the same industry, and multiples of assets under management. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In performing the first step of the goodwill impairment test, the estimated fair values of the reporting units were developed using the methods listed above. When performing the discounted cash flow analysis, the Company utilized observable market data to the extent available. Future cash flow projections are based primarily on actual results and, at April 30, 2009, include negative future cash flows for one reporting unit. This reporting unit has no recorded goodwill. Due to the downturn in the market and the economic recession that began during the second half of 2008, client assets have decreased resulting in, among other things, lower revenue at our wealth management businesses. As a result, growth projections used in the April 30, 2008 cash flow projections have not been realized. For the February 28, 2009 and April 30, 2009 goodwill analyses, the cash flow estimates reflect zero growth for all projected future periods. The discount rates utilized in this analysis ranged from 11% to 20%. The Company also calculates estimated fair values of the reporting units utilizing multiples of earnings, book value, and, when applicable, assets under management of the reporting unit. The estimated fair value using these techniques is compared with the carrying value of the reporting unit to determine if there is an indication of impairment.

The Company performed an update of its April 30, 2008 review for goodwill impairment as of February 28, 2009 due to deterioration in overall macroeconomic conditions and the extended decline in the Company's stock price. This review was performed using the methodology described above. Future cash flow projections were based primarily on actual results with budgeted cash flow projections used for one reporting unit. When performing the February 28, 2009 discounted cash flow analysis, no future negative cash flows were projected. This assessment resulted in the recognition of a goodwill impairment charge of $13.8 million at two reporting units: Edelman - $13.0 million and Kissinger - $837,000.

The Company performed its annual review for goodwill impairment as of April 30, 2009. The first step of the April 30, 2009 goodwill impairment test resulted in no indication of impairment.

Goodwill is evaluated for impairment at the reporting unit level, which is defined as the operating subsidiaries of the Company. The Company has four reporting units with recorded goodwill that were evaluated for impairment. At April 30, 2009, the estimated fair values of three of the four reporting units were well in excess of the carrying values of these businesses resulting in no impairment. For one reporting unit, Leonetti, the excess was significantly impacted due to a reduction in earnings at this reporting unit.

With the Company's common stock price at extraordinary lows, management analyzed the estimated fair values of the reporting units in relation to our market capitalization. The sum of the estimated fair values of the Company's reporting units was greater than the market value of the Company's common stock. Based upon an analysis of historical acquisitions of financial services companies similar to ours, we believe the excess of approximately 40% represents a reasonable control premium in a hypothetical acquisition of the Company.

Remaining amounts of goodwill at December 31, 2009 were as follows: Edelman - $67.2 million, Kissinger - $2.4 million, Dickenson - $2.1 million, SMH Colorado - $1.5 million, and Leonetti - $225,000. Future goodwill impairment tests may result in a future charge to earnings.

### Effects of Inflation

Historically, inflation has not had a material effect on our consolidated financial position, results of operations or cash flows; however, the rate of inflation can be expected to affect our expenses, such as employee compensation, occupancy, and equipment. Increases in these expenses may not be readily recoverable in the prices that we charge for our services. Inflation can have significant effects on interest rates that in turn can affect prices and activities in the financial services market. These fluctuations could have an adverse impact on our financial services operations.

### Recent Accounting Pronouncements

See "Note 1 — *Nature of Operations and Summary of Significant Accounting Policies*" in the accompanying notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details of recent accounting pronouncements and their expected impact on the Company's financial statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

### Market Risk

The following discussion relates to our market risk sensitive instruments as of December 31, 2009.

Our trading equity and debt securities are marked to market on a daily basis. At December 31, 2009, our marketable securities owned were recorded at a fair value of $16.6 million. Additionally, marketable securities sold, not yet purchased were recorded at a fair value of $8.3 million. These trading equity and debt securities are subject to equity price risk.

Our market making and investing activities often involve the purchase, sale, or short sale of securities and expose our capital to significant risks, including market risk, equity price risk, and credit risk. Market risk represents the potential loss we may incur as a result of absolute and relative price movements, price volatility, and changes in liquidity in financial instruments due to many factors over which we have no control. Our primary market risk arises from the fact that we own a variety of investments that are subject to changes in value and could result in material gains or losses. We also engage in proprietary trading and make dealer markets in equity securities. In doing this, we are required to maintain certain amounts of inventories in order to facilitate customer order flow. We are exposed to equity price risk due to changes in the level and volatility of equity prices primarily in Nasdaq and over-the-counter markets. Changes in market conditions could limit our ability to resell securities purchased or to purchase securities sold short. Direct market risk exposure to changes in foreign exchange rates is not material. We do not use derivatives for speculative purposes.

We seek to cover our exposure to market and equity price risk by limiting our net long and short positions and by selling or buying similar instruments. In addition, trading and inventory accounts are monitored on an ongoing basis, and we have established position limits. Position and exposure reports are prepared at the end of each trading day and are reviewed by traders, trading managers, and management personnel. These reports show the amount of capital committed to various issuers and industry segments. Securities held in our investment portfolio are guided by an investment policy and are reviewed on a regular basis.

Credit risk represents the potential loss due to a client or counterparty failing to perform its contractual obligations, such as delivery of securities or payment of funds, or the value of collateral held to secure obligations proving to be inadequate as related to our margin lending activities. This risk depends primarily on the creditworthiness of the counterparty. We seek to control credit risk by following an established credit approval process, monitoring credit limits, and requiring collateral where appropriate.

We monitor our market and counterparty risk on a daily basis through a number of control procedures designed to identify and evaluate the various risks to which we are exposed. We have established various committees to assess and to manage risk associated with our activities. The committees review, among other things, business and transactional risks associated with potential clients and products to be sold.

Our financial services business is affected by general economic conditions. Our revenue relating to asset-based advisory services and managed accounts is typically from fees based on the market value of assets under management or advisement. The decline in assets under our management due to the instability in the overall stock market resulted in lower management fees for us as well as lower trading volume and reduced commission rates which have had a negative impact on our commission revenue.

At December 31, 2009, securities owned by the Company were recorded at a fair value of $39.4 million, including $16.6 million in marketable securities, $20.0 million representing our investments in limited partnerships, and $2.8 million representing other not readily marketable securities.

We do not act as dealer, trader, or end-user of complex derivative contracts such as swaps, collars, and caps. However, SMH does act as a dealer and trader of mortgage-derivative securities, called collateralized mortgage obligations (CMOs or REMICs). Mortgage-derivative securities redistribute the risks associated with their underlying mortgage collateral by redirecting cash flows according to specific formulas or algorithms to various tranches or classes designed to meet specific investor objectives.

**Operational Risk**

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions, and inadequacies or breaches in our internal control processes. Our businesses are highly dependent on our and our third party providers' ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. In addition, the transactions we process have become increasingly complex. If any of our or our third party providers' financial, accounting, or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people, or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation, or other services used by us or third parties with which we conduct business.

Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses, or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured or not fully covered through any insurance maintained by us.

**Legal and Compliance Risk**

Legal and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti-money laundering, and record keeping.

**New Business Risk**

New business risk refers to the risk of entering into a new line of business or offering a new product. By entering a new line of business or offering a new product, we may face risks that we are unaccustomed to dealing with and may increase the magnitude of the risks we currently face. We review proposals for new businesses and new products to determine if we are prepared to handle the additional or increased risks associated with entering into such activities.

**Other Risks**

Other risks encountered by us include political, regulatory, and tax risks. These risks reflect the potential impact that changes in national, state, and local laws and tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, we continuously review new and pending regulations and legislation and participate in various industry interest groups.

**Item 8. Financial Statements and Supplementary Data**

## SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sanders Morris Harris Group Inc.

We have audited the accompanying consolidated balance sheet of Sanders Morris Harris Group Inc. (a Texas Corporation) and subsidiaries (the Company) as of December 31, 2009, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Group Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new accounting guidance on January 1, 2009 related to the accounting and reporting of non-controlling interest in the consolidated financial statements. As discussed in Note 1 to the consolidated financial statements, the Company adopted new guidance on January 1, 2009 related to accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sanders Morris Harris Group Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
March 16, 2010

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sanders Morris Harris Group Inc.

We have audited the accompanying consolidated balance sheet of Sanders Morris Harris Group Inc. and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Group Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the consolidated financial statements, the Company changed its method of accounting for certain securities owned in 2008 due to the adoption of FASB Statement No. 157, *Fair Value Measurements*, (included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sanders Morris Harris Group Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas
March 16, 2009, except as to note 1, which is as of December 10, 2009 and note 23, which is as of March 16, 2010

**SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
(in thousands, except share and per share amounts)

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 41,926 | $ 30,224 |
| Receivables, net | 113,072 | 114,862 |
| Deposits with clearing organizations | 2,527 | 1,062 |
| Securities owned | 39,380 | 54,559 |
| Furniture, equipment, and leasehold improvements, net | 14,617 | 18,859 |
| Other assets and prepaid expenses | 2,863 | 2,261 |
| Goodwill, net | 73,455 | 63,078 |
| Other intangible assets, net | 32,198 | 12,565 |
| Total assets | $ 320,038 | $ 297,470 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ 35,357 | $ 36,644 |
| Borrowings | 20,238 | - |
| Deferred tax liability, net | 15,455 | 14,532 |
| Securities sold, not yet purchased | 8,339 | 12,884 |
| Payable to broker-dealers and clearing organizations | 22 | 2,051 |
| Total liabilities | 79,411 | 66,111 |
| Commitments and contingencies | | |
| Equity: | | |
| Preferred stock, $0.10 par value; 10,000,000 shares authorized; no shares issued and outstanding | - | - |
| Common stock, $0.01 par value; 100,000,000 shares authorized; 29,882,238 and 29,207,962 shares issued, respectively | 299 | 292 |
| Additional paid-in capital | 240,450 | 234,578 |
| Accumulated deficit | (16,555) | (5,895) |
| Treasury stock, at cost, 0 shares and 1,049,085 shares, respectively | - | (6,421) |
| Total Sanders Morris Harris Group Inc. shareholders' equity | 224,194 | 222,554 |
| Noncontrolling interest | 16,433 | 8,805 |
| Total equity | 240,627 | 231,359 |
| Total liabilities and equity | $ 320,038 | $ 297,470 |

The accompanying notes are an integral part of these consolidated financial statements.

## SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenue: | | | |
| Investment advisory and related services | $ 72,006 | $ 73,759 | $ 71,178 |
| Commissions | 43,971 | 48,876 | 51,916 |
| Investment banking | 2,455 | 2,251 | 10,708 |
| Principal transactions | 36,371 | 28,958 | 7,620 |
| Interest and dividends | 10,702 | 6,726 | 6,692 |
| Other income | 9,859 | 11,371 | 6,957 |
| Total revenue | 175,364 | 171,941 | 155,071 |
| Expenses: | | | |
| Employee compensation and benefits | 106,380 | 104,995 | 86,893 |
| Floor brokerage, exchange, and clearance fees | 5,945 | 6,469 | 5,898 |
| Communications and data processing | 9,882 | 10,027 | 8,892 |
| Occupancy | 11,451 | 10,041 | 9,063 |
| Interest | 2,691 | 147 | 34 |
| Goodwill and other intangible assets impairment charges | 14,575 | 56,698 | - |
| Amortization of intangible assets | 1,563 | 777 | 349 |
| Other general and administrative | 26,993 | 23,142 | 24,768 |
| Total expenses | 179,480 | 212,296 | 135,897 |
| Income (loss) from continuing operations before equity in income (loss) of limited partnerships and income taxes | (4,116) | (40,355) | 19,174 |
| Equity in income (loss) of limited partnerships | (1,348) | 38,631 | 3,840 |
| Gain on step acquisition | 3,000 | - | - |
| Income (loss) from continuing operations before income taxes | (2,464) | (1,724) | 23,014 |
| Provision (benefit) for income taxes | (2,371) | 11,699 | 2,583 |
| Income (loss) from continuing operations, net of income taxes | (93) | (13,423) | 20,431 |
| Income (loss) from discontinued operations, net of income taxes of $(289), $(3,007), and $440, respectively | (277) | (4,974) | 499 |
| Net income (loss) | (370) | (18,397) | 20,930 |
| Less: Net income attributable to the noncontrolling interest | (5,112) | (6,896) | (15,837) |
| Net income (loss) attributable to Sanders Morris Harris Group Inc. | $ (5,482) | $ (25,293) | $ 5,093 |
| Basic earnings (loss) per common share: | | | |
| Continuing operations | $ (0.18) | $ (0.75) | $ 0.19 |
| Discontinued operations | (0.01) | (0.19) | 0.02 |
| Net earnings (loss) | $ (0.19) | $ (0.94) | $ 0.21 |
| Diluted earnings (loss) per common share: | | | |
| Continuing operations | $ (0.18) | $ (0.75) | $ 0.18 |
| Discontinued operations | (0.01) | (0.19) | 0.02 |
| Net earnings (loss) | $ (0.19) | $ (0.94) | $ 0.20 |
| Weighted average common shares outstanding: | | | |
| Basic | 28,402 | 26,972 | 24,777 |
| Diluted | 28,402 | 26,972 | 25,086 |
| Amounts attributable to Sanders Morris Harris Group Inc. common shareholders: | | | |
| Income (loss) from continuing operations, net of income taxes | $ (5,205) | $ (20,319) | $ 4,594 |
| Discontinued operations, net of income taxes | (277) | (4,974) | 499 |
| Net income (loss) | $ (5,482) | $ (25,293) | $ 5,093 |

The accompanying notes are an integral part of these consolidated financial statements.

**SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY**
(in thousands, except shares and per share amounts)

| | Amounts | | | | | | Shares | | |
|---|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | | | | Year Ended December 31, | | |
| | 2009 | | 2008 | | 2007 | | 2009 | 2008 | 2007 |
| **Common stock** | | | | | | | | | |
| Balance, beginning of year | $ 292 | | $ 258 | | $ 253 | | 29,207,962 | 25,765,806 | 25,273,437 |
| Sale of stock and warrants | 3 | | - | | - | | 277,715 | - | - |
| Stock issued for acquisition | 1 | | 28 | | 2 | | 52,901 | 2,859,996 | 242,927 |
| Stock issued pursuant to employee benefit plan | 3 | | 6 | | 3 | | 343,660 | 582,160 | 249,442 |
| Balance, end of year | 299 | | 292 | | 258 | | 29,882,238 | 29,207,962 | 25,765,806 |
| **Additional paid-in capital** | | | | | | | | | |
| Balance, beginning of year | 234,578 | | 204,596 | | 199,176 | | | | |
| Sale of stock and warrants | 2,649 | | - | | - | | | | |
| Stock issued for acquisition | (96) | | 23,905 | | 2,398 | | | | |
| Unearned stock-based compensation related to the Capital Markets Business | 336 | | - | | - | | | | |
| Stock issued pursuant to employee benefit plan; including tax benefit | 239 | | 3,171 | | 599 | | | | |
| Tax adjustment related to employee benefit plan | (999) | | - | | - | | | | |
| Stock-based compensation expense | 3,743 | | 2,906 | | 2,423 | | | | |
| Balance, end of year | 240,450 | | 234,578 | | 204,596 | | | | |
| **Retained earnings (accumulated deficit)** | | | | | | | | | |
| Balance, beginning of year | (5,895) | | 23,422 | | 23,902 | | | | |
| Cumulative effect of adoption of a new accounting principle | - | | 893 | | - | | | | |
| Cash dividends declared ($0.18 per share in 2009; 2008; and 2007) | (5,178) | | (4,917) | | (5,573) | | | | |
| Net income (loss) attributable to Sanders Morris Harris Group Inc. | (5,482) | (5,482) | (25,293) | (25,293) | 5,093 | 5,093 | | | |
| Balance, end of year | (16,555) | (5,482) | (5,895) | (25,293) | 23,422 | 5,093 | | | |
| **Accumulated other comprehensive income (loss)** | | | | | | | | | |
| Balance, beginning of year | - | | 161 | | 86 | | | | |
| Net change in unrealized appreciation on securities available for sale | - | - | (267) | (267) | 125 | 125 | | | |
| Income tax benefit (expense) on change in unrealized appreciation on securities available for sale | - | - | 106 | 106 | (50) | (50) | | | |
| Balance, end of year | - | - | - | (161) | 161 | 75 | | | |
| **Comprehensive income (loss)** | | (5,482) | | (25,454) | | 5,168 | | | |
| **Treasury stock** | | | | | | | | | |
| Balance, beginning of year | (6,421) | | (5,259) | | (3,481) | | (1,049,085) | (929,285) | (739,411) |
| Sale of stock | 4,848 | | - | | - | | 793,714 | - | - |
| Stock issued for acquisition | 1,601 | | - | | - | | 262,180 | - | - |
| Acquisition of treasury stock | (28) | | (1,162) | | (1,778) | | (6,809) | (119,800) | (189,874) |
| Balance, end of year | - | | (6,421) | | (5,259) | | - | (1,049,085) | (929,285) |
| **Noncontrolling interest** | | | | | | | | | |
| Balance, beginning of year | 8,805 | | 20,105 | | 12,124 | | | | |
| Purchase of membership interest from noncontrolling interest | 7,200 | | (77) | | 101 | | | | |
| Sale of membership interest to noncontrolling interest | - | | (1,614) | | - | | | | |
| Contributions | 40 | | - | | 80 | | | | |
| Distributions | (4,724) | | (16,505) | | (8,037) | | | | |
| Net income attributable to the noncontrolling interest | 5,112 | | 6,896 | | 15,837 | | | | |
| Balance, end of year | 16,433 | | 8,805 | | 20,105 | | | | |
| Total equity and common shares outstanding | $ 240,627 | | $ 231,359 | | $ 243,283 | | 29,882,238 | 28,158,877 | 24,836,521 |

The accompanying notes are an integral part of these consolidated financial statements.

**SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(in thousands)

| | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ (370) | $ (18,397) | $ 20,930 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Realized gain on securities available for sale | - | (205) | (1) |
| (Gain) loss on sales of assets | (8,770) | 88 | 74 |
| Depreciation | 4,378 | 3,931 | 3,333 |
| Provision for bad debts | 2,642 | 1,180 | 5,308 |
| Stock-based compensation expense | 3,743 | 2,906 | 2,423 |
| Goodwill and other intangible assets impairment charges | 14,575 | 56,471 | - |
| Amortization of intangible assets | 1,563 | 1,004 | 349 |
| Deferred income taxes | 922 | 14,501 | (2,950) |
| Equity in (income) loss of limited partnerships | 1,348 | (38,631) | (3,840) |
| Gain on step acquisition | (3,000) | - | - |
| Unrealized and realized (gains) losses on not readily marketable securities owned, net | (1,402) | 6,180 | 3,358 |
| Not readily marketable securities owned received for payment of investment banking fees | (21) | (581) | (1,182) |
| Net change in: | | | |
| Receivables | 7,741 | 3,142 | (20,348) |
| Deposits with clearing organizations | (1,465) | 33 | (11) |
| Marketable securities owned | 10,950 | (3,433) | 16,888 |
| Other assets and prepaid expenses | (704) | (740) | (293) |
| Accounts payable and accrued liabilities | (3,691) | 3,007 | 2,794 |
| Securities sold, not yet purchased | (4,545) | (2,548) | (4,675) |
| Payable to broker-dealers and clearing organizations | (2,029) | (922) | 2,240 |
| Net cash provided by operating activities | 21,865 | 26,986 | 24,397 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Capital expenditures | (2,676) | (7,939) | (7,737) |
| Acquisitions, net of cash acquired of $210, $0, and $0, respectively | (33,972) | (29,080) | (8,292) |
| Proceeds from sales and maturities of securities available for sale | - | 697 | 834 |
| Purchases of not readily marketable securities owned | (2,352) | (1,369) | (24,201) |
| Proceeds from sales of not readily marketable securities owned | 10,858 | 12,477 | 6,541 |
| Proceeds from sales of assets | 806 | 289 | 40 |
| Net cash used in investing activities | (27,336) | (24,925) | (32,815) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Purchases of treasury stock | (28) | (1,162) | (1,778) |
| Proceeds from sale of stock and warrants | 7,500 | - | - |
| Proceeds from stock issued pursuant to employee benefit plan | 225 | 2,795 | 483 |
| Tax benefit of stock options exercised | 17 | 382 | 119 |
| Tax adjustment related to employee benefit plan | (999) | - | - |
| Proceeds from borrowings | 25,000 | 250 | 145 |
| Repayment of borrowings | (4,762) | (450) | (500) |
| Contributions by noncontrolling interest | 40 | - | 80 |
| Distributions to noncontrolling interest | (4,724) | (16,505) | (8,037) |
| Payments of cash dividends | (5,096) | (3,650) | (4,452) |
| Net cash provided by (used in) financing activities | 17,173 | (18,340) | (13,940) |
| Net increase (decrease) in cash and cash equivalents | 11,702 | (16,279) | (22,358) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 30,224 | 46,503 | 68,861 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 41,926 | $ 30,224 | $ 46,503 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

Sanders Morris Harris Group Inc. ("SMHG" or "the Company") provides a broad range of financial and other professional services, including wealth management (including investment advice and management, financial planning, sports representation and management), investment and merchant banking, and institutional services (including institutional sales and trading, prime brokerage services, and research). The Company's operating subsidiaries include Sanders Morris Harris Inc. (formerly SMH Capital Inc.) ("SMH"), SMH Capital Advisors, Inc. ("SMH Capital Advisors"), The Edelman Financial Center, LLC ("Edelman"), The Dickenson Group, LLC ("Dickenson"), The Rikoon Group, LLC ("Rikoon"), Leonetti & Associates, LLC ("Leonetti"), Miller-Green Financial Services, Inc. ("Miller-Green"), Kissinger Financial Services, a division of SMH, ("Kissinger"), and Select Sports Group, Ltd. ("SSG"). The Company serves a diverse group of institutional, corporate, and individual clients.

The Company merged with and acquired its operating subsidiaries from 1999 through 2009. The acquisitions were accounted for using the purchase method through 2008 and the acquisition method beginning in 2009 and, accordingly, results of an acquired entity are included in the Company's consolidated financial statements from the date of acquisition. As a result, the current period results are not comparable to the prior periods. See "Note 2 — *Acquisitions and Dispositions.*"

During the first quarter of 2009, the Company closed three retail offices. The operating results for these offices are included in income (loss) from discontinued operations, net of income taxes, and are excluded from the segment disclosures for all periods presented. During the fourth quarter of 2009, SMH contributed to Madison Williams Capital, LLC ("Madison Williams") the assets, properties, working capital, and rights related and/or pertaining to its investment banking, institutional trading (including equity sales and fixed income sales), New York trading, and research businesses (excluding The Juda Group and the Concept Capital divisions) (the "Capital Markets Business") in exchange for a 17.5% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to the Company. The operating results for the Capital Markets Business are included in income (loss) from discontinued operations, net of income taxes, and are excluded from the segment disclosures for all periods presented.

*Principles of Consolidation*

The consolidated financial statements of the Company include the accounts of its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

*Management's Estimates*

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

*Cash Equivalents*

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. SMH, the Company's broker-dealer subsidiary, is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at SMH's clearing firms that is used to collateralize SMH's trading accounts.

*Receivables*

Receivables are stated at their net realizable value. Interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding discount.

We offer transition pay, principally in the form of upfront notes receivable ("broker notes"), to financial advisors and certain key revenue producers as part of our Company's overall growth strategy. These broker notes are generally forgiven by a charge to employee compensation and benefits over a one- to six-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the broker note expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employee's overall financial position.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. Receivables are considered past due when payment is not received in accordance with the contractual terms on the invoice or agreement. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to pay as agreed. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance.

*Securities Owned*

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to market value are included in revenue under the caption "Principal transactions" and in "Equity in income (loss) of limited partnerships." Securities not readily marketable include securities (1) for which there is no market on a securities exchange or no independent publicly quoted market, (2) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (3) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Proprietary transactions in regular-way trades and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities owned are computed using the average cost method and are also included in revenue under the caption "Principal transactions."

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities are carried at their estimated fair value by the Company in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements. At December 31, 2009 and 2008, the Company's investment portfolios included investments totaling $22.8 million and $32.7 million, respectively, whose values had been estimated by the Company in the absence of readily ascertainable market values.

Investments in companies and partnerships in which we have significant influence are accounted for by the equity method, which approximates fair value. Investments in companies and partnerships in which we do not have significant influence are accounted for at cost and evaluated for impairment when impairment indicators are present. No such indicators were present at December 31, 2009 and 2008.

*Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation. Depreciation of furniture and equipment is computed on a straight line basis over a three to seven year period. Amortization of leasehold improvements is computed on a straight line basis over the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

*Goodwill and Other Intangible Assets*

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*. ASC Topic 350 requires that goodwill be tested for impairment between annual test dates if an event or changing circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill and other intangible assets). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance FASB ASC Topic 805, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Factors considered in determining fair value include, among other things, the Company's market capitalization as determined by quoted market prices for its common stock and the value of the Company's reporting units. The Company uses several methods to value its reporting units, including discounted cash flows, comparisons with valuations of public companies in the same industry, and multiples of assets under management. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Other intangible assets consist primarily of customer relationships and trade names acquired in business combinations. Other intangible assets acquired that have indefinite lives (trade names) are not amortized but are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist. Certain other intangible assets acquired (customer relationships and covenants not to compete) are amortized on a straight line basis over their estimated useful lives and tested for impairment if certain circumstances indicate an impairment may exist.

*Stock-Based Compensation*

Stock-based awards are measured based on the grant-date fair value of the award and recognized over the period from the service inception date through the date the employee is no longer required to provide service to earn the award. Expected forfeitures are included in determining stock-based compensation expense.

*Income Taxes*

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The Company utilizes a two-step approach to evaluate uncertain tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not to be sustained upon examination. Measurement, step two, is addressed only if a position is more likely than not to be sustained. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement with tax authorities. If a position does not meet the more likely than not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more likely than not standard is met, the issue is resolved with the taxing authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine the position no longer is more likely than not to be sustained. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties and related interest, if any, are recognized in other general and administrative expense.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority.

*Commissions*

Commissions and related clearing expenses are recorded on the trade date as securities transactions occur.

*Investment Banking*

Investment banking revenue includes sales credits earned on investment banking transactions including participation in syndicates. Investment banking sales concessions are recorded on settlement date.

*Investment Advisory and Related Services*

Revenue from investment advisory and related services consists primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly and are recognized as earned when payments are due. Partnership management fees are received quarterly and are recognized as earned on a monthly basis.

*Fair Values of Financial Instruments*

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and payables to broker-dealers approximate cost due to the short period of time to maturity. Securities owned, and securities sold, not yet purchased are carried at their fair values. The carrying amount of our borrowings approximates fair value because the interest rate is variable and, accordingly, approximates current market rates.

*Sale of Stock and Warrants*

On December 16, 2009, the Company sold, for a purchase price of $7.5 million, 1,071,429 shares of common stock and a warrant to purchase common shares in an aggregate value of up to $7.5 million to Fletcher International, Ltd. The warrant entitles the holder to purchase shares of the Company's common stock for a period of ten years from the date of issuance at an exercise price of $5.75 per share. The proceeds from this sale were used to repay the subordinated promissory note issued in connection with the acquisition of Edelman Financial Advisors, LLC ("EFA").

*New Authoritative Accounting Guidance*

On July 1, 2009, the ASC became the FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all non-governmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section, and Paragraph structure.

*FASB ASC Topic 260, Earnings Per Share.* On January 1, 2009, the Company adopted new authoritative accounting guidance under ASC Topic 260, *Earnings Per Share* , which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company has determined that its outstanding non-vested stock awards are participating securities that should be included in the basic earnings (loss) per share calculation. Accordingly, effective January 1, 2009, earnings per common share is computed using the two-class method prescribed under FASB ASC Topic 260. All previously reported earnings per common share data has been retrospectively adjusted to conform to the new computation method.

*FASB ASC Topic 320, Investments – Debt and Equity Securities.* New authoritative accounting guidance under ASC Topic 320, *Investments – Debt and Equity Securities*, (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 for the interim period ending June 30, 2009. Adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

*FASB ASC Topic 805, Business Combinations.* On January 1, 2009, new authoritative guidance under ASC Topic 805, *Business Combinations*, became applicable to the Company's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities, and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, *Contingencies.* Under ASC Topic 805, the requirements of ASC Topic 420, *Exit or Disposal Cost Obligations*, would have to be met in order to accrue for a restructuring plan in acquisition method accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in acquisition method accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, *Contingencies.* Adoption of the new guidance had a material impact on the Company's consolidated financial statements. See "Note 2 — Acquisitions and Dispositions."

*FASB ASC Topic 810, Consolidation.* New authoritative guidance under ASC Topic 810, *Consolidation*, amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest in subsidiaries. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest in subsidiaries. The new authoritative accounting guidance under ASC Topic 810 was effective for the Company on January 1, 2009 and was applied retrospectively for all periods presented. Shareholders' equity changed due to the application of the new authoritative accounting guidance. Noncontrolling interest, formerly presented as minority interests outside of shareholders' equity, is now included in equity.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose, design, and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010. Management is evaluating the impact of the new guidance on the Company's consolidated financial statements.

*FASB ASC Topic 820, Fair Value Measurements and Disclosures.* New authoritative accounting guidance under ASC Topic 820, *Fair Value Measurements and Disclosures*, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusions about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The new authoritative accounting guidance under ASC Topic 820 was effective for the Company for the interim period ending June 30, 2009 and did not have a material impact on the Company's consolidated financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment or other inputs relating to the existence of a restriction that prevents the transfer of the liability. This new authoritative accounting guidance under ASC Topic 820 was effective for the Company on October 1, 2009 and did not have a material impact on the Company's consolidated financial statements.

*FASB ASC Topic 825, Financial Instruments.* New authoritative accounting guidance under ASC Topic 825, *Financial Instruments*, requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. The new authoritative accounting guidance under ASC Topic 825 was effective for the Company for the interim period ending June 30, 2009 and did not have a material impact on the Company's consolidated financial statements.

*FASB ASC Topic 860, Transfers and Servicing.* New authoritative accounting guidance under ASC Topic 860, *Transfers and Servicing*, amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a material impact on the Company's consolidated financial statements.

## 2. ACQUISITIONS AND DISPOSITIONS

On April 1, 2008, the Company acquired 100% of Miller-Green for cash consideration of $3.0 million. At acquisition, Miller-Green, based in The Woodlands, Texas, managed approximately $400 million in assets. The acquisition was accounted for as a purchase and, accordingly, the financial information of Miller-Green has been included in the Company's consolidated financial statements from April 1, 2008. The consideration exceeded the fair market value of identifiable net tangible assets by $3.0 million, which has been recorded as other intangible assets.

On February 29, 2008, the Company acquired a 50.1% membership interest in Leonetti for consideration of $5.75 million paid in a combination of cash and shares of the Company's common stock. The Company agreed to purchase additional 10% membership interests in March 2013, 2014, and 2015, payable in a combination of cash and shares of the Company's common stock. The purchase price for the additional membership interests will be based on a multiple of the net income of Leonetti for the previous year. At acquisition, Leonetti, based in Buffalo Grove, Illinois, managed approximately $400 million in assets. The acquisition was accounted for as a purchase and, accordingly, the financial information of Leonetti has been included in the Company's consolidated financial statements from February 29, 2008. The consideration exceeded the fair market value of identifiable net tangible assets by $6.1 million, $2.0 million of which has been recorded as goodwill and $4.1 million of which has been recorded as other intangible assets.

On September 14, 2007, the Company acquired a 50.1% interest in Dickenson, an insurance agency with four registered agents based in Solon, Ohio. The acquisition was accounted for as a purchase and, accordingly, the financial information of Dickenson has been included in the Company's consolidated financial statements from September 14, 2007. The consideration of $6.0 million, consisting of a combination of cash and shares of the Company's common stock, exceeded the fair market value of identifiable net tangible assets by $6.0 million, $4.6 million of which has been recorded as goodwill and $1.4 million of which has been recorded as other intangible assets.

On May 24, 2007, the Company acquired a 75% interest in Rikoon for cash consideration of $6.0 million of which $1.3 million was recorded as compensation expense. The Company agreed to purchase an additional 5% interest in February 2011 for cash consideration ranging from a minimum of $3.0 million to a maximum of $5.0 million based on the amount by which Rikoon's average earnings before interest, taxes, depreciation, and amortization ("EBITDA") varies from the threshold EBITDA specified in the purchase agreement. At acquisition, Rikoon, based in Santa Fe, New Mexico, managed approximately $400 million in assets. The acquisition was accounted for as a purchase and, accordingly, the financial information of Rikoon has been included in the Company's consolidated financial statements from May 24, 2007. The consideration exceeded the fair market value of identifiable net tangible assets by $4.4 million, which has been recorded as other intangible assets.

On May 10, 2005, the Company acquired a 51% interest in Edelman, one of the leading financial planning firms in the country. Edelman, based in Fairfax, Virginia, manages approximately $4.5 billion in assets. On May 12, 2008, the Company purchased an additional 25% membership interest in Edelman. The Company paid an amount determined based upon Edelman's 2007 pretax income (the "Second Tranche Consideration"). The Second Tranche Consideration of $44.4 million, which was paid in a combination of cash and the Company's common stock, has been recorded as goodwill.

In December 2006, Ric Edelman organized a new entity, EFA, to expand the Edelman financial platform into additional markets outside the Washington, D.C. metropolitan area. In exchange for a 10% membership interest in EFA, we initially committed to loan EFA up to $20.0 million to cover its start-up expenses of which $10.0 million was advanced and subsequently repaid. On April 1, 2009, the Company acquired an additional 66% membership interest in EFA for aggregate consideration of $25.5 million in cash and a subordinated promissory note in the principal amount of $10.0 million. Under the terms of the EFA acquisition agreement, the earlier loan agreement was terminated. The fair value of the Company's previously-held noncontrolling interest in EFA on April 1, 2009 was $3.0 million. The consideration exceeded the fair market value of identifiable net tangible assets by $36.3 million, $24.2 million of which has been recorded as goodwill, $22.3 million of which has been recorded as other intangible assets, $7.2 million of which has been recorded as noncontrolling interest, and $3.0 million of which has been recorded as a gain on step acquisition. All of the goodwill associated with the EFA acquisition is expected to be deductible for tax purposes. On August 24, 2009, EFA was merged with and into another Edelman subsidiary, Edelman Financial Services, LLC ("EFS"). From the acquisition date to the date of the merger with EFS, the Company recorded $3.4 million of revenue and a pretax loss of $841,000 associated with EFA which is included in the accompanying Consolidated Statements of Operations.

The EFA acquisition was accounted for using the acquisition method and, accordingly, the financial information of EFA has been included in the Company's Consolidated Financial Statements from April 1, 2009. The pro forma combined historical results as if the EFA acquisition had been included in operations commencing January 1, 2007 are as follows (unaudited):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands, except per share amounts) | | |
| Total revenue | $ 176,901 | $ 174,217 | $ 155,271 |
| Net income (loss) attributable to Sanders Morris Harris Group Inc. | (6,303) | (31,547) | 1,765 |
| Earnings (loss) per common share: | | | |
| Basic | $ (0.22) | $ (1.17) | $ 0.07 |
| Diluted | $ (0.22) | $ (1.17) | $ 0.07 |

In January 2009, the Company and SMH entered into a Contribution Agreement with Pan Asia China Commerce Corp. ("PAC3"), Madison Williams, and Madison Williams and Company, LLC ("New BD"), pursuant to which (a) PAC3 agreed to subscribe for and purchase a 40% Class A membership interest in Madison Williams in exchange for a cash payment and note and (b) SMH agreed to contribute to New BD the Capital Markets Business, including a specified amount of working capital (as adjusted for any profits or losses incurred in the Capital Markets Business between January 1, 2009, and the date of closing) less (i) the value of the accounts receivable contributed to Madison Williams, (ii) the value of the certain assets in SMH's New Orleans, Louisiana office, (iii) the value of certain money security deposits and any advance payments, and (iv) the value of certain securities to be mutually agreed upon by the parties in exchange for a 20% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to SMH. Current members of management of the Capital Markets Business will retain the remaining 40% membership interest in Madison Williams.

On November 9, 2009, the Company, SMH, PAC3, and Madison Williams entered into an Amended and Restated Contribution Agreement with Fletcher Asset Management, Inc. ("Fletcher"), with respect to the formation of the New BD. Pursuant to the Amended and Restated Contribution Agreement, (a) PAC3's membership interest in Madison Williams was reduced to a 3.1% Class A membership interest and 28.0% Class B membership interest, (b) SMH's interest in Madison Williams was reduced to a 17.5% Class A membership interest, (c) Fletcher agreed to subscribe for and purchase a 40.5% Class A membership interest in Madison Williams in exchange for a cash contribution, and (d) the interest of management of Madison Williams was reduced to a 6.5% Class B membership interest. SMH's membership interest is subject to call for $4.0 million through December 31, 2010. The Class A membership interests have a distribution preference over the Class B membership interests until a total of $8.5 million of distributions to the Class A membership interests have been made, and no distributions may be made to any class of Class B membership interests until the SMH note for $8.0 million has been repaid. This transaction closed on December 9, 2009. The Company recognized a gain of $8.3 million from the sale of the Capital Markets Business which is included in "Income (loss) from discontinued operations, net of income taxes" in the Consolidated Statements of Operations. The Company expects to receive its share of profits if and when distributions are made by Madison Williams.

## 3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table sets forth pertinent information regarding the allowance for doubtful accounts (in thousands):

| | |
|---|---|
| Balance at January 1, 2007 | $ 227 |
| Additions charged to cost and expenses | 5,308 |
| Charge off of receivables | (3,205) |
| Balance at December 31, 2007 | 2,330 |
| Additions charged to cost and expenses | 1,180 |
| Charge off of receivables | (2,040) |
| Balance at December 31, 2008 | 1,470 |
| Additions charged to cost and expenses | 2,642 |
| Charge off of receivables | (1,568) |
| Balance at December 31, 2009 | $ 2,544 |

## 4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at December 31, 2009 and 2008 were as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Owned | Sold, Not Yet Purchased | Owned | Sold, Not Yet Purchased |
| | (in thousands) | | | |
| Marketable: | | | | |
| Corporate stocks and options | $ 12,695 | $ 8,339 | $ 21,877 | $ 12,803 |
| Corporate bond | 3,861 | - | - | 81 |
| | 16,556 | 8,339 | 21,877 | 12,884 |
| Not readily marketable: | | | | |
| Limited partnerships | 19,969 | - | 29,356 | - |
| Warrants | 2,429 | - | 2,316 | - |
| Equities and options | 426 | - | 1,010 | - |
| | 22,824 | - | 32,682 | - |
| | $ 39,380 | $ 8,339 | $ 54,559 | $ 12,884 |

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities consist of investments in limited partnerships, equities, options, and warrants. In accordance with FASB ASC Topic 323, *Investments – Equity Method and Joint Ventures*, direct investments in limited partnerships are accounted for using the equity method which approximates fair value. Proprietary investments in limited partnerships held by the Company's broker-dealer subsidiary are accounted for at fair value.

Investments in limited partnerships are accounted for at fair value, and principally consist of ownership in the following private investment partnerships: Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P., Life Sciences Opportunity Fund, L.P., Life Sciences Opportunity Fund (Institutional), L.P., Life Sciences Opportunity Fund II, L.P., Life Sciences Opportunity Fund (Institutional) II, L.P., 2003 Houston Energy Partners, L.P., 2005 Houston Energy Partners, L.P., Select Sports Group, Ltd., SMH Private Equity Group I, L.P., SMH Private Equity Group II, L.P., and SMH NuPhysicia, LLC. The Company expects to receive its interests in the limited partnerships over the remaining one to ten year life of the limited partnerships. A summary of the results of operations and partners' capital of the limited partnerships is as follows as of and for the years ended December 31, 2009, 2008, and 2007 (unaudited):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | | (in thousands) | |
| Net investment income (loss) | $ (684) | $ 32,107 | $ 30,751 |
| Unrealized gain (loss) on investments | 43,036 | (46,949) | (6,803) |
| Realized gain (loss) on investments | (7,892) | (4,706) | 28,308 |
| Increase (decrease) in partners' capital resulting from operations | $ 34,460 | $ (19,548) | $ 52,256 |
| Total assets | $ 259,400 | $ 286,121 | $ 612,868 |
| Total liabilities | (5,171) | (115,014) | (60,764) |
| Partners' capital | $ 254,229 | $ 171,107 | $ 552,104 |

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market, and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy securities owned and securities sold, not yet purchased as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Securities owned | $ 12,049 | $ 6,930 | $ 13,684 | $ 32,663 |
| Securities sold, not yet purchased | 8,228 | 111 | - | 8,339 |

The following table sets forth a summary of changes in the fair value of the Company's level 3 securities owned for the year ended December 31, 2009:

| | Limited Partnerships | Warrants | Equities and Options | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Balance, beginning of year | $ 12,729 | $ 10 | $ 684 | $ 13,423 |
| Realized gains | 20 | - | - | 20 |
| Unrealized gains (losses) relating to securities still held at the reporting date | 444 | (5) | (258) | 181 |
| Purchases, issuances, and settlements | 60 | - | - | 60 |
| Balance, end of year | $ 13,253 | $ 5 | $ 426 | $ 13,684 |

Net unrealized gains (losses) for level 3 securities owned are a component of "Principal transactions" and "Equity in income (loss) of limited partnerships" in the Consolidated Statements of Operations as follows:

| | Year Ended December 31, 2009 | |
|---|---|---|
| | Principal Transactions | Equity in Income (Loss) of Limited Partnerships |
| | (in thousands) | |
| Unrealized gains (losses) relating to securities still held at the reporting date | $ (100) | $ 281 |

At December 31, 2009, the Company had $5.5 million and $1.2 million in securities owned that are valued using the equity method and at cost, respectively.

## 5. RECEIVABLES

Receivables at December 31, 2009 and 2008 were as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Notes Receivable: | | |
| Nonaffiliates | $ 6,127 | $ 9,002 |
| Employees and executives | 2,670 | 3,269 |
| Other affiliates | 8,556 | 38 |
| Receivables from affiliated limited partnerships | 337 | 471 |
| Receivables from other affiliates | 2,946 | 4,636 |
| Receivable from Endowment Advisers | 65,398 | 70,259 |
| Receivables from broker-dealers | 1,112 | 254 |
| Receivables from customers | 22,569 | 16,344 |
| Current tax receivable | 5,901 | 12,059 |
| Allowances for bad debts | (2,544) | (1,470) |
| Receivables, net | $ 113,072 | $ 114,862 |

In August 2008, we entered into agreements with Salient Partners and Endowment Advisers to repurchase the Company's interests in such entities for a total of $95.3 million. The terms of the agreements provide that Endowment Advisers will pay the Company annually the greater of $12.0 million in priority to other distributions, or 23.15% of total distributions, until the Company has received a total of $86.0 million plus 6% per annum. The Company received an additional $9.3 million note for its 50% interest in Salient Partners, payable with interest over a five-year period. In May 2009, the principal amount of the Salient note was reduced by $2.25 million to reflect an offset of certain liabilities that the Company agreed to pay under the agreements. In connection with such transactions, the Company recorded receivables in the amount of $76.7 million representing the net present value of the expected receipts using a weighted average imputed interest rate of 11.8%. The Salient note is included in "Notes receivable: Nonaffiliates" in the above table.

## 6. DEPOSITS WITH CLEARING ORGANIZATIONS

Under its clearing agreements, SMH is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $2.5 million and $1.1 million on deposit as of December 31, 2009 and 2008, respectively, with clearing organizations to meet this requirement.

### 7. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2009 and 2008 were as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Furniture and fixtures | $ 4,627 | $ 5,209 |
| Equipment | 10,514 | 9,539 |
| Leasehold improvements | 15,785 | 17,277 |
| Accumulated depreciation and amortization | (16,309) | (13,166) |
| Furniture, equipment, and leasehold improvements, net | $ 14,617 | $ 18,859 |

### 8. BORROWINGS

In May 2009, the Company borrowed $25.0 million under a credit agreement with a bank, the proceeds of which were used to complete the EFA acquisition. The credit agreement matures on October 31, 2012 and bears interest at the greater of the prime rate or 5%. Principal of $595,000 plus interest is payable monthly. The credit agreement is secured by substantially all of the assets of the Company. The credit agreement contains various covenants customary for transactions of this type including the requirement that the Company maintain minimum financial ratios, net worth, liquid assets, and cash balances, as well as minimum assets under management, and meet monthly, quarterly, and annual reporting requirements. The credit agreement also contains covenants that restrict the ability of the Company, among other things, to incur indebtedness, pay dividends or distributions, make capital expenditures and other restricted payments, including investments, and consummate asset sales. At December 31, 2009, the Company was in compliance with all covenants.

The following table shows future maturities related to this credit agreement (in thousands):

| | |
|---|---|
| 2010 | $ 7,143 |
| 2011 | 7,143 |
| 2012 | 5,952 |

### 9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2009 and 2008 were as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Accounts payable | $ 7,661 | $ 4,898 |
| Compensation | 17,841 | 19,221 |
| Other | 9,855 | 12,525 |
| Total accounts payable and accrued liabilities | $ 35,357 | $ 36,644 |

In conjunction with the sale of the Company's interests in Salient Partners and Endowment Advisers, the Company recorded a payable in the amount of $4.1 million representing the net present value of future incentive compensation payments. The payable for these incentive compensation payments will be satisfied through deductions in payments received in connection with the sale of our interest in Endowment Advisers. This payable is included in "Other" in the above table. The balance of this payable was $2.0 million at December 31, 2009.

## 10. INCOME TAXES

The components of the income tax provision (benefit) for the years ended December 31, 2009, 2008, and 2007 were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| From continuing operations: | | | |
| Current | $ (2,249) | $ (3,246) | $ 5,533 |
| Deferred | (122) | 14,945 | (2,950) |
| Income tax provision from continuing operations | (2,371) | 11,699 | 2,583 |
| From discontinued operations | (289) | (3,007) | 440 |
| Income tax provision (benefit) | $ (2,660) | $ 8,692 | $ 3,023 |

The difference between the effective tax rate reflected in the income tax provision from continuing operations and the statutory federal rate is analyzed as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Expected federal tax at statutory rate of 34% | $ (2,576) | $ (2,931) | $ 2,440 |
| Goodwill impairment | 285 | 13,175 | - |
| State income taxes | (455) | (517) | 431 |
| Other | 375 | 1,972 | (288) |
| Total | $ (2,371) | $ 11,699 | $ 2,583 |

The effective tax rates from continuing operations for the years ended December 31, 2009, 2008, and 2007 were 31.3%, (135.7)%, and 36.0%, respectively.

The components of the deferred income tax assets and liabilities were as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Deferred income tax assets: | | |
| Unrealized loss on securities owned | $ - | $ 733 |
| Capital loss carryforward | 2,319 | - |
| Charitable contributions | 25 | - |
| Accumulated depreciation | - | 294 |
| Accrued liabilities | 16 | 16 |
| Allowance for doubtful accounts | 965 | 558 |
| Deferred compensation | 350 | 350 |
| Restricted stock compensation | 708 | 1,208 |
| Stock option compensation | 255 | 247 |
| Goodwill and other intangible assets amortization/impairment | 8,545 | 5,158 |
| Total deferred tax assets | 13,183 | 8,564 |
| Deferred income tax liabilities: | | |
| Unrealized gain on securities owned | (1,154) | - |
| Accumulated depreciation | (132) | - |
| Unrealized gains on securities available for sale | (101) | (101) |
| Prepaid expenses | (134) | (136) |
| Imputed interest expense | (186) | (186) |
| State franchise tax | (319) | - |
| Section 141R step up | (1,139) | - |
| Gain on sale of business | (25,473) | (22,673) |
| Total deferred tax liabilities | (28,638) | (23,096) |
| Net deferred tax liability | $ (15,455) | $ (14,532) |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The current tax receivable at December 31, 2009 and 2008 was $5.9 million and $12.1 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2006. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities with limited exceptions for years before 2006.

## 11. ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

Substantially all employees are eligible to participate in the Sanders Morris Harris Group Inc. 401(k) defined contribution plan. The Company made no contributions to this plan in 2009, 2008, and 2007.

The Company has two types of stock-based compensation awards: (1) stock options, and (2) restricted common stock.

The Company's 1998 Incentive Plan specifies that the number of shares of its common stock available for incentive awards or incentive stock options may not exceed the greater of 4,000,000 shares or 25% of the total number of shares of common stock outstanding.

**Stock Options**

The 1998 Incentive Plan provides for the issuance to eligible employees of, among other things, incentive and non-qualified stock options that may expire up to 10 years from the date of grant. The outstanding options vest over one to five year service periods and have an exercise price equal to the closing price of the Company's stock on the date of the grant. Unvested options on the date of termination of employment are forfeited within 90 days of termination. Typically, new shares are issued upon the exercise of stock options.

During the years ended December 31, 2009, 2008, and 2007, 42,500, 246,078, and 55,200 options were exercised for which the Company received proceeds of $195,000, $1.2 million, and $257,000, respectively, and the tax benefit realized from stock option exercises was $17,000, $373,000, and $119,000, respectively. The Company recognized pretax compensation cost of $21,000, or $13,000 net of tax, for the year ended December 31, 2009; $166,000, or $100,000 net of tax, for the year ended December 31, 2008; and $144,000, or $88,000 net of tax, for the year ended December 31, 2007. There was no unrecognized stock-based compensation expense related to stock options at December 31, 2009.

The following table sets forth information regarding the Company's stock options for each of the three years in the period ended December 31, 2009:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Life (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2007 | 911,585 | $ 8.08 | | |
| Exercised | (55,200) | 4.66 | | $ 340 |
| Outstanding at December 31, 2007 | 856,385 | 8.30 | | |
| Granted | 50,000 | 8.17 | | |
| Exercised | (246,078) | 4.89 | | 1,085 |
| Outstanding at December 31, 2008 | 660,307 | 9.56 | | |
| Exercised | (42,500) | 4.59 | | 49 |
| Cancelled/Forfeited | (16,666) | 8.17 | | |
| Outstanding at December 31, 2009 | 601,141 | 9.95 | 3.63 | - |
| Options exercisable at December 31, 2009 | 601,141 | 9.95 | 3.63 | - |
| Options available for grant at December 31, 2009 | 2,797,240 | | | |

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2009:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/2009 | Wgtd. Avg. Remaining Contr. Life (in years) | Wgtd. Avg. Exercise Price | Number Exercisable at 12/31/2009 | Wgtd. Avg. Exercise Price |
| $4.44-$6.04 | 237,807 | 0.67 | $ 4.86 | 237,807 | $ 4.86 |
| $7.91-$9.15 | 58,334 | 6.12 | 8.16 | 58,334 | 8.16 |
| $12.02-$17.20 | 305,000 | 5.46 | 14.27 | 305,000 | 14.27 |
| $4.44-$17.20 | 601,141 | 3.63 | 9.95 | 601,141 | 9.95 |

The fair value of options at date of grant was estimated using the Black-Scholes option pricing model. There were no stock options granted during 2009 and 2007. During 2008, stock options were granted with the following weighted-average assumptions:

| | 2008 |
|---|---|
| Expected life in years | 10.00 |
| Interest rate | 3.17% |
| Volatility | 28.33% |
| Dividend yield | 2.20% |
| Weighted average fair value of options granted during the period | $ 2.47 |

**Restricted Stock**

The 1998 Incentive Plan permits the Company to grant restricted common stock to its employees. Additionally, eligible employees and consultants are allowed to purchase, in lieu of salary, commission, or bonus, shares of the Company's restricted common stock at a price equal to 66.66% of the 20-day average of the closing sales price of the Company's common stock, ending on the day prior to the date the shares are issued. All shares are valued at the closing price on the date the shares are issued. The value of restricted shares granted, less consideration paid, if any, is amortized to compensation expense over a one to five year vesting period.

Employees deferred compensation of $40,000, $151,000, and $225,000 during the years ended December 31, 2009, 2008, and 2007, respectively, that was used to purchase restricted common stock. The Company recognized pretax compensation expense of $3.7 million, $2.7 million, and $2.3 million, or $2.2 million, $1.6 million, and $1.4 million net of tax, during the years ended December 31, 2009, 2008, and 2007, respectively, related to its restricted common stock plan.

The following table summarizes certain information related to restricted common stock grants at December 31, 2009:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2009 | 683,116 | $11.06 |
| Nonvested at December 31, 2009 | 490,076 | 8.17 |
| For the year ended December 31, 2009: | | |
| Granted | 322,680 | 4.72 |
| Vested | 494,200 | 9.91 |
| Forfeited | 21,520 | 8.27 |

At December 31, 2009, total unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock totaled $2.4 million and is expected to be recognized over the next 3.0 years. The fair value of restricted stock vested during the years ended December 31, 2009, 2008, and 2007 was $2.4 million, $1.5 million, and $2.2 million, respectively.

## 12. PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.10 per share. Shares of preferred stock may be issued from time to time by the board of directors, without action by the shareholders, in one or more series with such designations, preferences, special rights, qualifications, limitations, and restrictions as may be designated by the board of directors prior to the issuance of such series. No shares of preferred stock have been issued as of December 31, 2009.

## 13. TREASURY STOCK

On November 6, 2007, the Company's board of directors approved a program to repurchase up to 1,000,000 shares of the Company's common stock. Under the program, shares are repurchased in the open market or privately negotiated transactions from time to time at prevailing market prices. Such repurchases are accounted for using the cost method. The Company repurchased 6,809, 119,800, and 189,874 shares of its common stock at an average price of $4.16, $9.70, and $9.37 per share during the years ended December 31, 2009, 2008, and 2007, respectively, related to this program. During 2009, the Company issued 262,180 treasury shares at an aggregate cost of $1.6 million in connection with the acquisition of EFA and 793,714 treasury shares at an aggregate cost of $4.8 million in connection with the sale of stock and warrants to Fletcher International, Ltd.

## 14. EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share computations were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands, except per share amounts) | | |
| Income (loss) from continuing operations | $ (5,205) | $ (20,319) | $ 4,594 |
| Income (loss) from discontinued operations, net of tax | (277) | (4,974) | 499 |
| Net income (loss) attributable to the Company | $ (5,482) | $ (25,293) | $ 5,093 |
| Basic earnings (loss) per common share: | | | |
| Continuing operations | $ (0.18) | $ (0.75) | $ 0.19 |
| Discontinued operations | (0.01) | (0.19) | 0.02 |
| Net earnings (loss) | $ (0.19) | $ (0.94) | $ 0.21 |
| Diluted earnings (loss) per common share: | | | |
| Continuing operations | $ (0.18) | $ (0.75) | $ 0.18 |
| Discontinued operations | (0.01) | (0.19) | 0.02 |
| Net earnings (loss) | $ (0.19) | $ (0.94) | $ 0.20 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 28,402 | 26,972 | 24,777 |
| Incremental common shares issuable under stock option plan, net | - | - | 309 |
| Diluted | 28,402 | 26,972 | 25,086 |

Outstanding stock options of 601,000, 511,000, and 305,000 at December 31, 2009, 2008, and 2007, respectively, have not been included in diluted earnings (loss) per common share because to do so would have been antidilutive for the years presented. Warrants outstanding at December 31, 2009 to purchase shares of common stock in an aggregate value of up to $7.5 million at an exercise price of $5.75 per common share have also not been included in diluted earnings (loss) per common share because to do so would have been antidilutive for the year. There were no warrants outstanding at December 31, 2008 or 2007.

## 15. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of the Company's goodwill and other intangible assets for the years ended December 31, 2009 and 2008 were as follows:

| | Year Ended December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | | | Amortizable Intangible Assets: | | | Total Other |
| | | | Covenants Not | Customer | | Intangible |
| | Goodwill | Trade Names | To Compete | Relationships | Subtotal | Assets |
| | (in thousands) | | | | | |
| Balance, beginning of year | $ 63,078 | $ 4,526 | $ 450 | $ 7,589 | $ 8,039 | $ 12,565 |
| Acquisition of EFA | 24,167 | 15,000 | 4,000 | 3,300 | 7,300 | 22,300 |
| Leonetti purchase price adjustment | (319) | - | - | - | - | - |
| Impairment charges | (13,471) | (1,104) | - | - | - | (1,104) |
| Amortization of other intangible assets | - | - | (767) | (796) | (1,563) | (1,563) |
| Balance, end of year | $ 73,455 | $ 18,422 | $ 3,683 | $ 10,093 | $ 13,776 | $ 32,198 |

| | Year Ended December 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | | | Amortizable Intangible Assets: | | | Total Other |
| | | | Covenants Not | Customer | | Intangible |
| | Goodwill | Trade Names | To Compete | Relationships | Subtotal | Assets |
| | (in thousands) | | | | | |
| Balance, beginning of year | $ 88,461 | $ 2,246 | $ 527 | $ 3,654 | $ 4,181 | $ 6,427 |
| Edelman Second Tranche Consideration | 44,367 | - | - | - | - | - |
| Acquisition of Miller-Green | - | 1,104 | 57 | 1,862 | 1,919 | 3,023 |
| Acquisition of Leonetti | 2,057 | 1,403 | 64 | 2,652 | 2,716 | 4,119 |
| Sale of Salient and Endowment Advisers | (15,336) | - | - | - | - | - |
| Impairment charges | (56,471) | (227) | - | - | - | (227) |
| Amortization of other intangible assets | - | - | (198) | (579) | (777) | (777) |
| Balance, end of year | $ 63,078 | $ 4,526 | $ 450 | $ 7,589 | $ 8,039 | $ 12,565 |

All of the Company's goodwill and other intangible assets, net, are related to the Wealth Management business segment.

The goodwill impairment charges recognized reflect impairment due to market deterioration experienced in 2008 and during the first quarter of 2009. The amount of the impairment losses was determined based on the calculation process specified in FASB ASC Topic 350, *Intangibles – Goodwill and Other*, which compared carrying value to the estimated fair value of assets and liabilities. Factors considered in determining fair value include, among other things, the Company's market capitalization as determined by quoted market prices for its common stock and the value of the Company's reporting units. The Company uses several methods to value its reporting units, including discounted cash flows, comparisons with valuations of public companies in the same industry, and multiples of assets under management.

Other intangible assets consist primarily of customer relationships and trade names acquired in business combinations. Other intangible assets acquired that have indefinite lives (trade names) are not amortized but are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist. Certain other intangible assets acquired (customer relationships and covenants not to compete) are amortized on a straight line basis over their estimated useful lives and tested for impairment if certain circumstances indicate an impairment may exist. Other intangible assets are tested for impairment by comparing expected future cash flows to the carrying amount of the intangible assets. The Company recognized trade name impairments of $1.1 million and $227,000 during the years ended December 31, 2009 and 2008, respectively.

Goodwill and other intangible assets, net, are classified as level 3 within the fair value hierarchy.

As of December 31, 2009, the remaining weighted-average amortization period is 4.33 years for covenants not to compete and 12.13 years for customer relationships included in the table above.

The following table shows estimated future amortization expense related to these intangible assets (in thousands):

| | |
|---|---|
| 2010 | $ 1,710 |
| 2011 | 1,710 |
| 2012 | 1,699 |
| 2013 | 1,696 |
| 2014 | 1,096 |
| Thereafter | 5,865 |

## 16. COMMITMENTS AND CONTINGENCIES

The Company has issued letters of credit in the amounts of $420,000, $250,000, $245,000, $230,000, and $96,000 to the owners of five of the offices that we lease to secure payment of our lease obligations for those facilities.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheet for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers.

In the normal course of business, the Company may enter into underwriting commitments. There were no firm underwriting commitments open at December 31, 2009.

Many aspects of our business involve substantial risks of liability. In the normal course of business, we have been and in the future may be named as defendant or co-defendant in lawsuits and arbitration proceedings involving primarily claims for damages. We are also involved in a number of regulatory matters arising out of the conduct of our business. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our consolidated financial position, results of operations, and cash flows. In addition to claims for damages and monetary sanctions that may be made against us, we incur substantial costs in investigating and defending claims and regulatory matters.

In July 2008, the Dallas regional office of FINRA conducted a routine examination of SMH's broker-dealer activities. SMH received an examination report on December 31, 2008, which identified a number of deficiencies in SMH's operations. In April 2009, SMH resolved half of the deficiencies noted through a compliance conference procedure. The remaining deficiencies are subject to possible enforcement action by FINRA. SMH has not received a Wells notice from FINRA with respect to the deficiencies, which is a formal notice from FINRA that it intends to take enforcement action. SMH is in communication with the FINRA staff to resolve the matter. However, there is no assurance that a prompt resolution can be reached or that the ultimate impact on SMH and the Company will not be material.

In May 2005, SMH acted as placement agent for a private placement of $50.0 million in convertible preferred stock of Ronco Corporation, a company involved in direct response marketing. Subsequent to the offering, Ronco experienced financial difficulties and ultimately filed a voluntary petition under Chapter 11 of the Bankruptcy Code on June 14, 2007. The bankruptcy court approved the sale of substantially all of Ronco's assets in August 2007, and the case was converted to a liquidation under Chapter 7.

In May 2007, two purchasers of Ronco convertible preferred stock filed a complaint against SMH alleging common law fraud, statutory fraud in a stock transaction, violations of the Texas Securities Act, and negligent misrepresentation in connection with the plaintiffs' purchase of $2.0 million in Ronco convertible preferred stock. On March 17, 2009, a third purchaser of Ronco convertible preferred stock filed a complaint against SMH. The claims are similar to the above referenced case. The third purchaser invested $1.9 million in Ronco convertible preferred stock. In addition, in July 2009, the Bankruptcy Trustee filed a derivative action on behalf of the shareholders of Ronco against two former directors of Ronco (who were employees of SMH) for negligently authorizing the closing of the purchase of the assets of Ronco Marketing Corp. in breach of their fiduciary duties of care and loyalty and against SMH for negligent misrepresentation, breach of fiduciary duties, breach of contract, and violation of the

Texas Fraudulent Transfer Act. No amount of damages is alleged. SMH believes it has valid defenses to all claims made by the plaintiffs. However, there is no assurance that SMH will successfully defend such claims.

In view of the inherent difficulty of predicting the outcome of legal proceedings, particularly where the plaintiffs seek substantial or indeterminate damages or where novel legal theories or a large number of parties are involved, we cannot state with confidence what the eventual outcome of currently pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual result in each pending matter will be. Based on currently available information, we have established reserves for certain litigation matters and our management does not believe that resolution of any matter will have a material adverse effect on our liquidity or financial position although, depending on our results for a particular period, an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved.

Total rental expense for operating leases was $6.1 million, $5.3 million, and $4.7 million for the years ended December 31, 2009, 2008, and 2007, respectively. Certain leases contain provisions for renewal options and escalation clauses based on increases in certain costs incurred by the lessor. We amortize office lease incentives and rent escalations on a straight line basis over the life of the respective leases. The Company and its subsidiaries have obligations under operating leases that expire by 2018 with initial noncancelable terms in excess of one year. Future minimum commitments under these operating leases are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 10,567 |
| 2011 | 10,367 |
| 2012 | 9,364 |
| 2013 | 7,810 |
| 2014 | 4,553 |
| Thereafter | 11,122 |
| Total minimum rental payments | 53,783 |
| Minimum sublease rentals | (6,837) |
| Net minimum rental payments | $ 46,946 |

## 17. CONCENTRATIONS OF RISK

Financial investments that potentially subject the Company to concentrations of credit risk primarily consist of securities owned, and all receivables. The Company's securities portfolio has a concentration in companies in the energy and life sciences sectors. Risks and uncertainties associated with financial investments include credit exposure, interest rate volatility, regulatory changes, and changes in market values of equity securities. Future changes in market trends and conditions may occur that could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company and its subsidiaries are engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

## 18. NET CAPITAL REQUIREMENTS OF SUBSIDIARY

SMH is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, SMH had net capital, as defined, of $10.8 million, which was $9.8 million in excess of its required net capital of $1.0 million. At December 31, 2009, SMH had aggregate indebtedness of $14.8 million. SMH's aggregate indebtedness to net capital ratio was 1.37 to 1 at December 31, 2009.

## 19. BUSINESS SEGMENT INFORMATION

The Company has two operating segments, Wealth Management and Institutional Services, and one non-operating segment, Corporate Support and Other. The business segments are based upon factors such as the services provided and distribution channels served. Certain services are provided to customers through more than one of our business segments.

In December 2009, the Company completed the sale of its Capital Markets Business which consisted of our investment banking, and most of our New York institutional trading, sales, and research businesses (excluding The Juda Group and the Concept Capital division). As a result of this transaction, management realigned its reportable segments to reflect its remaining operations and the Capital Markets segment was renamed the Institutional Services segment. Prior period amounts were reclassified to reflect the new reportable segments.

The Wealth Management segment provides investment advisory, wealth and investment management, and financial planning services to institutional and individual clients. It earns an advisory fee based on such factors as the amount of assets under management and the type of services provided. The Wealth Management segment may also earn commission revenue from the sale of equity, fixed income, mutual fund, and annuity products; and sales credits from the distribution of investment banking issues. In addition, performance fees may be earned for exceeding performance benchmarks for the investment portfolios in the limited partnerships that we manage. The Wealth Management segment also earns revenue from net interest on customers' margin loan and credit account balances and sales credits from the distribution of investment banking products.

The Institutional Services segment generally provides corporate financing services to its institutional client base. These services are provided through two divisions: (i) institutional brokerage and (ii) prime brokerage services.

- The Institutional Brokerage division distributes equity and fixed income products through its distribution network to its institutional clients. Institutional revenue consists of commissions and principal credits earned on transactions in customer brokerage accounts, net interest on customers' margin loan and credit account balances, and sales credits from the distribution of investment banking products.

- The Prime Brokerage Services division provides trade execution, clearing and custody services mainly through Goldman Sachs, and other back-office services to hedge funds and other professional traders. Prime broker revenue consists of commissions and principal credits earned on equity and fixed income transactions, interest income from securities lending services to customers, and net interest on customers' margin loan and credit account balances.

The Corporate Support and Other segment includes realized and unrealized gains and losses on the Company's investment portfolios, and interest and dividends earned on our cash and securities positions. Unallocated corporate revenue and expenses are included in Corporate Support and Other. Gains and losses from sports representation and management services performed by SSG are included in Corporate Support and Other.

The following summarizes certain financial information of each reportable business segment for the years ended December 31, 2009, 2008, and 2007. The Company does not analyze asset information in all business segments.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| **Revenue:** | | | |
| Wealth Management | $ 100,941 | $ 101,950 | $ 103,461 |
| Institutional Services: | | | |
| Institutional brokerage | 4,814 | 6,574 | 11,723 |
| Prime brokerage services | 60,961 | 61,658 | 36,583 |
| Institutional Services Total | 65,775 | 68,232 | 48,306 |
| Corporate Support and Other | 8,648 | 1,759 | 3,304 |
| Total | $ 175,364 | $ 171,941 | $ 155,071 |
| **Income (loss) from continuing operations before equity in income (loss) of limited partnerships and income taxes:** | | | |
| Wealth Management | $ 26,683 | $ 35,276 | $ 33,875 |
| Institutional Services: | | | |
| Institutional brokerage | (638) | (1,823) | 822 |
| Prime brokerage services | 277 | 2,851 | 2,750 |
| Institutional Services Total | (361) | 1,028 | 3,572 |
| Corporate Support and Other | (30,438) | (76,659) | (18,273) |
| Total | $ (4,116) | $ (40,355) | $ 19,174 |
| **Equity in income (loss) of limited partnerships:** | | | |
| Wealth Management | $ (898) | $ 51,901 | $ 8,479 |
| Institutional Services: | | | |
| Institutional brokerage | - | - | - |
| Prime brokerage services | - | - | - |
| Institutional Services Total | - | - | - |
| Corporate Support and Other | (450) | (13,270) | (4,639) |
| Total | $ (1,348) | $ 38,631 | $ 3,840 |
| **Gain on step acquisition:** | | | |
| Wealth Management | $ - | $ - | $ - |
| Institutional Services: | | | |
| Institutional brokerage | - | - | - |
| Prime brokerage services | - | - | - |
| Institutional Services Total | - | - | - |
| Corporate Support and Other | 3,000 | - | - |
| Total | $ 3,000 | $ - | $ - |
| **Income (loss) from continuing operations before income taxes:** | | | |
| Wealth Management | $ 25,785 | $ 87,177 | $ 42,354 |
| Institutional Services: | | | |
| Institutional brokerage | (638) | (1,823) | 822 |
| Prime brokerage services | 277 | 2,851 | 2,750 |
| Institutional Services Total | (361) | 1,028 | 3,572 |
| Corporate Support and Other | (27,888) | (89,929) | (22,912) |
| Total | $ (2,464) | $ (1,724) | $ 23,014 |
| **Net income attributable to the noncontrolling interest:** | | | |
| Wealth Management | $ (5,112) | $ (6,896) | $ (15,837) |
| Institutional Services: | | | |
| Institutional brokerage | - | - | - |
| Prime brokerage services | - | - | - |
| Institutional Services Total | - | - | - |
| Corporate Support and Other | - | - | - |
| Total | $ (5,112) | $ (6,896) | $ (15,837) |

## 20. SUPPLEMENTAL CASH FLOW INFORMATION

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands) | | |
| Cash payment (refund) for income taxes, net | $ (8,774) | $ 2,320 | $ 5,742 |
| Cash paid for interest | 1,503 | 9 | 23 |
| Non-cash investing activities: | | | |
| Acquisitions: | | | |
| Receivables | - | 10 | - |
| Goodwill | 1,859 | 24,136 | 2,400 |
| Accounts payable and accrued liabilities | - | (290) | - |
| Noncontrolling interest | - | 77 | - |
| Common stock | (1,859) | (23,933) | (2,400) |
| Dispositions: | | | |
| Receivables | 7,850 | - | - |
| Securities owned | 1,200 | - | - |
| Furniture, equipment, and leasehold improvements, net | (2,729) | - | - |
| Other assets and prepaid expenses | (133) | - | - |
| Accounts payable and accrued liabilities | 2,440 | - | - |
| Additional paid-in capital | (336) | - | - |
| Sale of nonmarketable securities: | | | |
| Receivables | (1,824) | 76,727 | - |
| Sale of limited partnerships | - | (72,583) | - |
| Accounts payable and accrued liabilities | 1,824 | (4,144) | - |
| Non-cash financing activities: | | | |
| Dividends declared not yet paid | 1,345 | 1,267 | 1,121 |

## 21. RELATED PARTY TRANSACTIONS

The Company had receivables from related parties totaling $14.5 million and $8.4 million at December 31, 2009 and 2008, respectively, primarily consisting of $2.3 million and $4.4 million, respectively, of advances to unconsolidated related entities to fund operating expenses and $2.7 million and $3.3 million, respectively, of notes receivable from employees and consultants representing loans made to induce the employees and consultants to affiliate with the Company. The notes receivable from employees and consultants typically are forgiven over a one to six-year period and have tiered maturities from 2010 through 2016. The December 31, 2009 balance also includes the $8.0 million note issued by Madison Williams to the Company in connection with the Capital Markets transaction.

SMH earned fees of $768,000, $2.6 million, and $3.4 million in 2009, 2008, and 2007, respectively, through the sale of annuity products from HWG Insurance Agency, Inc. ("HWG"). The sole shareholder of HWG was an employee of SMH. Ownership of HWG was transferred to SMH during 2009.

The Company owns controlling interests in several limited liability companies that act as the general partners in several limited partnerships (the "Partnerships"). The Partnerships pay management fees to the general partners. Certain officers of SMH serve on the boards of directors of entities in which the Partnerships invest. In addition, SMH has served, and may in the future serve, as the placement agent advisor, offering manager, or underwriter for companies in which the Partnerships invest.

During 2001, the Company formed PTC – Houston Management, L.P. ("PTC") to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. A former advisory director of the Company and his family are the principal owners of an entity that is a 50% owner of PTC. Net operating income recognized by PTC totaled $2.3 million, $1.4 million, and $248,000 in 2009, 2008, and 2007, respectively, of which $974,000, $643,000, and $118,000, respectively, was attributable to the Company and $1.1 million, $716,000, and $124,000, respectively, was attributable to the advisory director-owned entity. The Company has granted a 7.5% ownership interest in PTC to an employee who serves as a manager of PTC.

## 22. UNAUDITED QUARTERLY FINANCIAL INFORMATION

| | Three Months Ended, | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | Sept. 30, 2009 | Dec. 31, 2009 |
| | (in thousands, except per share amounts) | | | |
| Total revenue | $ 35,857 | $ 48,071 | $ 41,413 | $ 50,023 |
| Income (loss) from continuing operations, net of tax | $ (9,435) | $ 3,474 | $ 4,954 | $ 914 |
| Income (loss) from discontinued operations, net of tax | (2,357) | (737) | (841) | 3,658 |
| Net income (loss) | (11,792) | 2,737 | 4,113 | 4,572 |
| Less: Net (income) loss attributable to the noncontrolling interest | (1,052) | (1,204) | (1,409) | (1,447) |
| Net income (loss) attributable to Sanders Morris Harris Group Inc. | $ (12,844) | $ 1,533 | $ 2,704 | $ 3,125 |
| Basic earnings (loss) per common share: | | | | |
| Continuing operations | $ (0.38) | $ 0.08 | $ 0.13 | $ (0.02) |
| Discontinued operations | (0.09) | (0.03) | (0.03) | 0.13 |
| Net earnings (loss) | $ (0.47) | $ 0.05 | $ 0.10 | $ 0.11 |
| Diluted earnings (loss) per common share: | | | | |
| Continuing operations | $ (0.38) | $ 0.08 | $ 0.12 | $ (0.02) |
| Discontinued operations | (0.09) | (0.03) | (0.03) | 0.13 |
| Net earnings (loss) | $ (0.47) | $ 0.05 | $ 0.09 | $ 0.11 |
| Weighted average common shares oustanding - basic | 27,567 | 27,733 | 27,797 | 28,676 |
| Weighted average common shares outstanding - diluted | 27,567 | 28,338 | 28,497 | 28,676 |

| | Three Months Ended, | | | |
|---|---|---|---|---|
| | March 31, 2008 | June 30, 2008 | Sept. 30, 2008 | Dec. 31, 2008 |
| | (in thousands, except per share amounts) | | | |
| Total revenue | $ 38,089 | $ 44,792 | $ 40,564 | $ 48,496 |
| Income (loss) from continuing operations, net of tax | $ 3,319 | $ 11,342 | $ 29,081 | $ (57,165) |
| Loss from discontinued operations, net of tax | (2,538) | (85) | (1,063) | (1,288) |
| Net income (loss) | 781 | 11,257 | 28,018 | (58,453) |
| Less: Net (income) loss attributable to the noncontrolling interest | (2,888) | (5,065) | 942 | 115 |
| Net income (loss) attributable to Sanders Morris Harris Group Inc. | $ (2,107) | $ 6,192 | $ 28,960 | $ (58,338) |
| Basic earnings (loss) per common share: | | | | |
| Continuing operations | $ 0.02 | $ 0.23 | $ 1.07 | $ (2.03) |
| Discontinued operations | (0.10) | - | (0.04) | (0.04) |
| Net earnings (loss) | $ (0.08) | $ 0.23 | $ 1.03 | $ (2.07) |
| Diluted earnings (loss) per common share: | | | | |
| Continuing operations | $ 0.02 | $ 0.23 | $ 1.07 | $ (2.03) |
| Discontinued operations | (0.10) | - | (0.04) | (0.04) |
| Net earnings (loss) | $ (0.08) | $ 0.23 | $ 1.03 | $ (2.07) |
| Weighted average common shares oustanding - basic | 24,940 | 26,760 | 28,033 | 28,129 |
| Weighted average common shares outstanding - diluted | 25,165 | 26,918 | 28,192 | 28,129 |

## 23. DISCONTINUED OPERATIONS

During the first quarter of 2009, SMH closed three retail offices. This decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. The results of operations for these offices have been reclassified as discontinued operations for all periods presented.

During the fourth quarter of 2009, SMH contributed to Madison Williams the Capital Markets Business in exchange for a 17.5% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to the Company. The results of operations for the Capital Markets Business have been reclassified as discontinued operations for all periods presented.

A summary of selected financial information of discontinued operations is as follows for the years ended December 31, 2009, 2008, and 2007:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Operating activities: | | | |
| Revenue | $ 25,364 | $ 24,389 | $ 30,741 |
| Expenses | 34,904 | 32,370 | 29,802 |
| Income (loss) from discontinued operations before noncontrolling interest and income taxes | (9,540) | (7,981) | 939 |
| Noncontrolling interest in net loss of consolidated companies | 192 | - | - |
| Income (loss) from discontinued operations before income taxes | (9,348) | (7,981) | 939 |
| Provision (benefit) for income taxes | (3,158) | (3,007) | 440 |
| Income (loss) from operations of discontinued operations | (6,190) | (4,974) | 499 |
| Gain on sale of Capital Markets Business, net of income taxes | 5,913 | - | - |
| Income (loss) from discontinued operations | $ (277) | $ (4,974) | $ 499 |

Major classes of assets and liabilities of the closed offices and the Capital Markets Business accounted for as discontinued operations in the accompanying consolidated balance sheets at December 31, 2009 and 2008 were as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Cash and cash equivalents | $ - | $ 823 |
| Receivables, net | - | 557 |
| Deposits with clearing organizations | - | 500 |
| Furniture, equipment, and leasehold improvements, net | 179 | 1,058 |
| Other assets and prepaid expenses | - | 117 |
| Total assets of discontinued operations | $ 179 | $ 3,055 |
| Accounts payable and accrued liabilities | $ 89 | $ 1,871 |
| Payable to broker-dealers and clearing organizations | - | 8 |
| Total liabilities of discontinued operations | $ 89 | $ 1,879 |
| Noncontrolling interest | $ - | $ 676 |

## 24. SUBSEQUENT EVENTS

On January 1, 2010, the Company completed the acquisition of a 51% interest in Investor Financial Solutions, a wealth management firm based in Huntington Beach, California with approximately $110 million in assets under management for $1.0 million, $750,000 of which was payable at acquisition with the remainder, subject to adjustment based on gross revenue of Investor Financial Solutions, payable in July 2011.

On February 18, 2010, the Company's board of directors declared a cash dividend for the first quarter of 2010 in the amount of $0.045 per share of common stock. The cash dividend will be payable on April 19, 2010, to holders of record as of the close of business on April 5, 2010.

In February 2010, we entered into an agreement with the principals of the Concept Capital division pursuant to which we agreed to contribute certain of the assets, properties, and other rights pertaining to the Concept Capital division, including the prime brokerage, research and capital markets, fund accounting and administration, and research library businesses, including the Washington Research Group to Concept Capital Markets, LLC and Concept Capital Administration, LLC, two new entities formed by the principals of the Concept Capital division. We will retain a 24% capital interest and 43.48% profit and loss interest in Concept Capital Markets, LLC and a 43.48% member interest in Concept Capital Administration, LLC. The terms of the transaction provide generally that we will retain 50% of the cash and cash equivalents held by the division at closing. Current members of management of the division will retain the remaining interests in the new entities. The transaction is expected to close following approval by the Financial Industry Regulatory Authority ("FINRA") of a new member application by Concept Capital Markets, LLC and a continuing membership application by Sanders Morris Harris Inc., which we anticipate will be in the second half of 2010.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company had no disagreements on accounting or financial disclosure matters with its independent accountants to report under this Item 9.

## Item 9A. Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act), as of December 31, 2009, the end of the fiscal period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In the fourth quarter of 2009, the Company strengthened the review and interpretive capabilities of the Company's financial reporting process by engaging a technical consultant to perform specific review and advisory procedures as needed.

### Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and board of directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, we concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

Grant Thornton LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sanders Morris Harris Group Inc.

We have audited the Sanders Morris Harris Group Inc.'s (a Texas Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sanders Morris Harris Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Sanders Morris Harris Group Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sanders Morris Harris Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Sanders Morris Harris Group Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
March 16, 2010

### Item 9B. Other Information

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required in response to this Item 10 is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

We have adopted a Business Ethics Policy or code of ethics for our employees, which applies to our principal executive officer, principal financial officer, and principal accounting officer, pursuant to section 406 of the Sarbanes-Oxley Act. A copy of our Business Ethics Policy is publicly available on our internet website at www.smhgroup.com. The information contained on our internet website is not incorporated by reference into this Report on Form 10-K.

### Item 11. Executive Compensation

The information required in response to this Item 11 is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required in response to this Item 12 is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information, if any, required in response to this Item 13 is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

### Item 14. Principal Accountant Fees and Services

The information required in response to this Item 14 is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

#### 1. Financial Statements

The following financial statements of the Company and Reports of Independent Registered Public Accounting Firm are included under Part II Item 8 of this Form 10-K.



#### 2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the required information is included elsewhere in the consolidated financial statements.

#### 3. Exhibits

The exhibits filed in response to Item 601 of Regulation S-K are listed in the Index to Exhibits contained elsewhere herein.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2010.

SANDERS MORRIS HARRIS GROUP INC.

By: /s/ GEORGE L. BALL
George L. Ball
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 16th day of March 2010.

| Signature | Title |
|---|---|
| /s/ GEORGE L. BALL<br>**George L. Ball** | Chief Executive Officer and Chairman of the Board<br>(Principal Executive Officer) |
| /s/ RIC EDELMAN<br>**Ric Edelman** | President and Director |
| /s/ BEN T. MORRIS<br>Ben T. Morris | Vice Chairman |
| /s/ DON A. SANDERS<br>**Don A. Sanders** | Vice Chairman |
| /s/ RICHARD E. BEAN<br>**Richard E. Bean** | Director |
| /s/ CHARLES W. DUNCAN, III<br>**Charles W. Duncan, III** | Director |
| /s/ SCOTT MCCLELLAND<br>**Scott McClelland** | Director |
| /s/ ALBERT W. NIEMI, JR., PH.D.<br>**Albert W. Niemi, Jr., Ph.D.** | Director |
| /s/ W. BLAIR WALTRIP<br>**W. Blair Waltrip** | Director |
| /s/ RICK BERRY<br>**Rick Berry** | Chief Financial Officer<br>(Principal Financial and Accounting Officer) |

**INDEX TO EXHIBITS**

| Exhibit Number | Description |
|---|---|
| 3.1 | Articles of Incorporation of the Company, as amended (Filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-30066), and incorporated herein by reference). |
| 3.2 | Amended and Restated Bylaws of the Company (Filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (File No. 000-30066), and incorporated herein by reference). |
| †10.01 | Sanders Morris Harris Group Inc. 1998 Incentive Plan as amended (Filed as Appendix A to the Definitive Proxy Statement on Schedule 14A of the Company dated May 3, 2002 (File No. 000-30066), and incorporated herein by reference). |
| †10.02 | Sanders Morris Harris Group Inc. Capital Incentive Program (Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2001 (File No. 000-30066), and incorporated herein by reference). |
| †10.03 | Form of Option Agreement pursuant to 1998 Incentive Plan (Filed as Exhibit 10.03 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-30066), and incorporated herein by reference). |
| †10.04 | Form of Restricted Stock Agreement pursuant to 1998 Incentive Plan (Filed as Exhibit 10.04 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-30066), and incorporated herein by reference). |
| †10.05 | Employment Agreement dated as of May 10, 2005, between The Edelman Financial Center, LLC and Fredric M. Edelman (Filed as Exhibit 10.05 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-30066), and incorporated herein by reference). |
| *†10.06 | Sanders Morris Harris Group Inc. 2009 Management Incentive Program. |
| *†10.07 | Sanders Morris Harris Group Inc. 2009 Supplemental Bonus Plan. |
| 10.08 | Office Lease Agreement and related amendments dated September 25, 1996, between Texas Tower Limited and Sanders Morris Mundy Inc. (Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 000-30066), and incorporated herein by reference). |
| 10.09 | Eleventh Amendment to Lease Agreement dated as of December 21, 2006, between Texas Tower Limited and Sanders Morris Harris Inc. (Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-30066), and incorporated herein by reference). |
| 10.10 | Reorganization and Purchase Agreement dated as of May 10, 2005, among Sanders Morris Harris Group Inc., The Edelman Financial Center, Inc., The Edelman Financial Center, LLC, and Fredric M. Edelman (Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 10, 2005 (File No. 000-30066), and incorporated herein by reference). |
| 10.11 | Contribution Agreement dated as of April 28, 2003, by and between Salient Partners, L.P., a Texas limited partnership, Salient Advisors, L.P., a Texas limited partnership, Salient Capital, L.P., a Texas limited partnership, Salient Partners GP, LLC, a Texas limited liability company, John A. Blaisdell, Andrew B. Linbeck, J. Matthew Newtown, Jeremy L. Radcliffe, A. Haag Sherman, and Adam L. Thomas, and Sanders Morris Harris Group, Inc. (Filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-30066), and incorporated herein by reference). |
| 10.12 | Agreement to Retire Partnership Interest and Second Amendment to the Limited Partnership Agreement of Endowment Advisers, L.P. dated as of August 29, 2008, among Sanders Morris Harris Group Inc. and Endowment Advisers, L.P., The Endowment Fund GP, L.P., and The Endowment Fund Management, LLC, and their respective partners and members (Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated August 29, 2008 (File No. 000-30066), and incorporated herein by reference). |
| 10.13 | Letter agreement dated as of January 1, 2009, among Sanders Morris Harris Group, Inc., Fredric M. Edelman, and Edward Moore (Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 29, 2009 (File No. 000-30066), and incorporated herein by reference). |

10.14 Credit Agreement dated as of May 11, 2009, between Sanders Morris Harris Group Inc. and Prosperity Bank. (Filed as Exhibit 10.08 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-30066), and incorporated herein by reference).

10.15 First Amendment to Credit Agreement dated as of June 23, 2009, between Sanders Morris Harris Group Inc. and Prosperity Bank (Filed as Exhibit 10.09 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-30066), and incorporated herein by reference).

10.16 Second Amendment to Credit Agreement dated as of July 15, 2009, between Sanders Morris Harris Group Inc. and Prosperity Bank (Filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-30066), and incorporated herein by reference).

10.17 Third Amendment to Credit Agreement dated as of September 15, 2009, between Sanders Morris Harris Group Inc. and Prosperity Bank (Filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-30066), and incorporated herein by reference).

10.18 Fourth Amendment to Credit Agreement dated as of September 30, 2009, between Sanders Morris Harris Group Inc. and Prosperity Bank (Filed as Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-30066), and incorporated herein by reference).

*21.1 Subsidiaries of Sanders Morris Harris Inc.

*23.1 Consent of KPMG LLP.

*23.2 Consent of Grant Thornton LLP.

*31.1 Rule 13a-14(a)/15d - 14(a) Certification of Chief Executive Officer.

*31.2 Rule 13a-14(a)/15d - 14(a) Certification of Chief Financial Officer.

*32.1 Certification Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*32.2 Certification Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

† Management contract or compensation plan or arrangement.

## Board of Directors



## Management

**George L. Ball**
Chairman & Chief Executive Officer

**Rick Berry**
Chief Financial Officer

**Stephen R. Cordill**
President, Wealth Management

**Ric Edelman**
President

**Bruce R. McMaken**
Executive Vice President

**Ben T. Morris**
Vice Chairman

**Don A. Sanders**
Vice Chairman

**John T. Unger**
Senior Vice President &
General Counsel

## Corporate Information

**Headquarters**
JPMorgan Chase Tower
600 Travis, Suite 5800
Houston, TX 77002

**Annual Meeting**
The Annual Shareholders Meeting will be held on Thursday, May 27, 2010 at 11:00 a.m. CDT at Sanders Morris Harris headquarters.

**Investor Relations**
Please visit our website at www.smhgroup.com or contact: 713.224.3100

**Independent Registered Public Accounting Firm**
Grant Thornton LLP
Houston, TX

**Transfer Agent and Registrar**
For inquiries concerning shareholder records or certificates, please contact:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 312.588.4990
Fax: 312.601.4332
Email:
web.queries@computershare.com

**Forward-Looking Statements**
This annual report contains forward-looking statements that involve risks and uncertainties, including those relating to future success and growth. Please refer to "Special Cautionary Notice Regarding Forward-Looking Statements" section in the Sanders Morris Harris Form 10-K for the year ended December 31, 2009 for a description of certain factors that may cause actual results to differ from goals. Sanders Morris Harris assumes no obligation to update forward-looking information contained in this annual report.



SANDERS MORRIS HARRIS

600 Travis, Suite 5800, Houston, TX 77002
telephone 713.224.3100
www.smhgroup.com